MAG SILVER CORP. (An exploration stage company) Independent Auditors' Report and Consolidated Financial Statements For the year ended December 31, 2008 Dated: March 13, 2009

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 328 550 Burrard Street Vancouver, BC V6C 2B5	604 630 1399 phone 866 630 1399 toll free 604 484 4710 fax	TSX:MAG NYSE-A:MVG www.magsilver.com info@magsilver.com

Management’s responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all financial information in the Annual Report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances. The financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

Management, under the supervision, and with the participation of, the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. We, as Chief Executive Officer and Chief Financial Officer, will certify our annual filings with the CSA and SEC as required in Canada by Multilateral Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934.

The board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee, which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A, considers the report of the external auditors; assesses the adequacy of our internal controls, including management’s assessment described below, examines and approves the fees and expenses for the audit services, and recommends the independent auditors to the Board for the appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2008 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2008.

/s/ “Daniel MacInnis”                                                                                                   /s/ “Frank Hallam”
Daniel MacInnis                                                                                              Frank Hallam
Chief Executive Officer                                                                                                           Chief Financial Officer

March 13, 2009

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of
MAG Silver Corp.
(An exploration stage company)

We have audited the accompanying consolidated balance sheets of MAG Silver Corp. and subsidiaries (an exploration stage company) (the “Company”) as at December 31, 2008 and 2007, and the related consolidated statements of loss and comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008 and the cumulative period from incorporation
April 21, 1999 to December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of MAG Silver Corp. and subsidiaries as at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 and the cumulative period from incorporation April 21, 1999 to December 31, 2008 in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Accounting Oversight Board
(United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ "Deloitte & Touche LLP"

Independent Registered Chartered Accountants
Vancouver, Canada
March 12, 2009

Comments by Independent Registered Chartered Accountants on Canada - United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 to the consolidated financial statements. In addition, the standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that raise substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors and Shareholders dated March 12, 2009 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles or permit a reference to such conditions and events in the auditors’ report when these matters are properly accounted for and adequately disclosed in the financial statements.

/s/ "Deloitte & Touche LLP"

Independent Registered Chartered Accountants
Vancouver, Canada
March 12, 2009

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of
MAG Silver Corp.
(An exploration stage company)

We have audited the internal control over financial reporting of MAG Silver Corp. and subsidiaries (an exploration stage company) (the “Company”) as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 and the cumulative period from incorporation April 21, 1999 to December 31, 2008 of the Company and our report dated March 12, 2009 expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences referring to changes in accounting principles, and conditions and events that raise substantial doubt on the Company’s ability to continue as a going concern.

/s/ "Deloitte & Touche LLP"

Independent Registered Chartered Accountants
Vancouver, Canada
March 12, 2009

MAG SILVER CORP.
(An exploration stage company)
Consolidated Balance Sheets

(expressed in Canadian dollars)		December 31,
	2008	2007
ASSETS

CURRENT
Cash and cash equivalents	$52,262,561	$60,147,307
Accounts receivable (Note 3)	2,339,204	647,027
Interest receivable	81,934	173,308
Marketable securities (Note 4)	4,116	-
Prepaid expenses	110,151	49,668
TOTAL CURRENT ASSETS	54,797,966	61,017,310
EQUIPMENT AND LEASEHOLDS (Note 5)	66,539	22,116
INVESTMENT IN MINERA JUANICIPIO S.A. DE C.V. (Note 6)	8,166,747	5,948,361
MINERAL RIGHTS (Note 7)	6,879,060	5,071,407
DEFERRED EXPLORATION COSTS (Note 7)	25,237,198	13,002,738
TOTAL ASSETS	$95,147,510	$85,061,932

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$1,503,417	$637,180

SHAREHOLDERS' EQUITY

Share capital (Note 8)
Authorized - unlimited common shares,
without par value
Issued and outstanding at Dec. 31, 2008 - 49,155,566
common shares (Dec.31, 2007 - 46,954,196)	107,023,016	91,105,640
Common share purchase warrants	-	2,218,444
Contributed surplus	9,583,860	7,879,650
Accumulated other comprehensive loss	(1,027,690)	(716,778)
Deficit	(21,935,093)	(16,062,204)
TOTAL SHAREHOLDERS' EQUITY	93,644,093	84,424,752
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$95,147,510	$85,061,932

CONTINUING OPERATIONS (Note 1)

ON BEHALF OF THE BOARD

/s/ "Derek White"
Derek White, Director

/s/ "R. Michael Jones"
R. Michael Jones, Director

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
(An exploration stage company)
Consolidated Statements of Loss and Comprehensive Loss
(expressed in Canadian dollars)

				Cumulative
				amount from
				April 21,
	Year ended	Year ended	Year ended	1999 to
	December 31,	December 31,	December 31,	December 31,
	2008	2007	2006	2008

EXPENSES
Accounting and audit	$415,647	$319,896	$211,168	$1,392,793
Amortization	39,945	13,909	16,820	102,455
Bank charges and interest	3,343	2,466	2,214	29,156
Filing and transfer agent fees	148,886	405,844	48,782	782,098
Foreign exchange (gain) loss	(96,596)	260,598	12,479	240,811
Legal	884,000	232,980	89,810	1,638,940
Management and consulting fees	1,528,630	778,228	485,993	3,565,324
Mineral property costs written off	1,221,019	763,434	-	1,984,453
Property investigation expense	7,432	43,464	-	55,747
Shareholder relations	404,776	354,075	288,687	1,299,977
Stock compensation expense	2,539,011	5,256,566	2,341,159	11,071,525
Telephone and office	506,332	389,980	365,880	1,809,794
Travel	235,144	243,422	212,168	1,044,298
Other write-offs	-	-	-	255,093
	7,837,569	9,064,862	4,075,160	25,272,464
LOSS BEFORE THE FOLLOWING	(7,837,569)	(9,064,862)	(4,075,160)	(25,272,464)
INTEREST INCOME	1,964,680	915,604	208,593	3,337,371
NET LOSS FOR THE PERIOD	$(5,872,889)	$(8,149,258)	$(3,866,567)	$(21,935,093)

OTHER COMPREHENSIVE LOSS
CURRENCY TRANSLATION ADJUSTMENT	(304,458)	(716,778)	-	(1,021,236)
UNREALIZED LOSS ON MARKETABLE
SECURITIES	(6,454)	-	-	(6,454)
COMPREHENSIVE LOSS FOR THE PERIOD	$(6,183,801)	$(8,866,036)	$(3,866,567)	$(22,962,783)

BASIC AND DILUTED
LOSS PER SHARE	$(0.12)	$(0.19)	$(0.10)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING	48,791,348	42,411,815	37,055,631

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
(An exploration stage company)
Consolidated Statements of Shareholders' Equity
(expressed in Canadian dollars)							Deficit
						Accumulated	accumulated
	Common shares		Common share			other	during the	Total	Total
	without par value		purchase warrants		Contributed	comprehensive	exploration	Deficit	shareholders'
	Shares	Amount	Number	Amount	Surplus	loss ("AOCL")	stage	and "AOCL"	equity
Balance, December 31, 2005	36,191,648	$20,812,185	-	$-	$915,979	$-	$(4,046,379)	$(4,046,379)	$17,681,785
Issued for cash	245,716	577,433	-	-	-	-	-	-	577,433
Issued to obtain mineral property
option rights	85,043	204,431	-	-	-	-	-	-	204,431
Warrants exercised	944,503	1,275,079	-	-	-	-	-	-	1,275,079
Stock options exercised	461,700	564,814	-	-	(197,944)	-	-	-	366,870
Stock options expense	-	-	-	-	2,341,159	-	-	-	2,341,159
Net loss	-	-	-	-	-	-	(3,866,567)	(3,866,567)	(3,866,567)
Balance, December 31, 2006	37,928,610	23,433,942	-	-	3,059,194	-	(7,912,946)	(7,912,946)	18,580,190
Issued for cash (Note 8 (a))	5,760,000	59,955,443	1,380,000	2,692,571	-	-	-	-	62,648,014
Warrants exercised	2,883,486	6,468,783	(243,000)	(474,127)	-	-	-	-	5,994,656
Stock options exercised	382,100	1,247,472	-	-	(436,110)	-	-	-	811,362
Stock options expense	-	-	-	-	5,256,566	-	-	-	5,256,566
Translation adjustment	-	-	-	-	-	(716,778)	-	(716,778)	(716,778)
Net loss	-	-	-	-	-	-	(8,149,258)	(8,149,258)	(8,149,258)
Balance, December 31, 2007	46,954,196	91,105,640	1,137,000	2,218,444	7,879,650	(716,778)	(16,062,204)	(16,778,982)	84,424,752
Issued for cash	-	11,936	-	-	-	-	-	-	11,936
Warrants exercised	1,137,000	13,588,444	(1,137,000)	(2,218,444)	-	-	-	-	11,370,000
Stock options exercised	1,064,370	2,316,996	-	-	(834,801)	-	-	-	1,482,195
Stock options expense	-	-	-	-	2,539,011	-	-	-	2,539,011
Translation adjustment	-	-	-	-	-	(304,458)	-	(304,458)	(304,458)
Unrealized loss on marketable
securities	-	-	-	-	-	(6,454)	-	(6,454)	(6,454)
Net loss	-	-	-	-	-	-	(5,872,889)	(5,872,889)	(5,872,889)
Balance, December 31, 2008	49,155,566	$107,023,016	-	$-	$9,583,860	$(1,027,690)	$(21,935,093)	$(22,962,783)	$93,644,093

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
(An exploration stage company)
Consolidated Statements of Cash Flows
(expressed in Canadian dollars)
				Cumulative
				amount from
				April 21,
	Year ended	Year ended	Year ended	1999 to
	December 31,	December 31,	December 31,	December 31,
	2008	2007	2006	2008
OPERATING ACTIVITIES
Net loss for the period	$ (5,872,889)	$ (8,149,258)	$ (3,866,567)	$(21,686,965)
Items not involving cash:
Other write-offs	-	-	-	255,093
Amortization	39,945	13,909	16,820	102,455
Mineral property costs written off (Note 7)	1,221,019	763,434	-	1,984,453
Non-cash stock compensation expense	2,539,011	5,256,566	2,341,159	11,071,525

Changes in operating assets and liabilities
Accounts receivable	(1,692,177)	(373,992)	(167,963)	(2,339,203)
Interest receivable	91,374	(58,081)	(88,815)	(81,934)
Prepaid expenses	(60,483)	(8,703)	(18,729)	(110,152)
Accounts payable and accrued liabilities	605,237	(52,188)	(43,253)	903,417
	(3,128,963)	(2,608,313)	(1,827,348)	(9,901,311)

INVESTING ACTIVITIES
Purchase of equipment and leasehold improvements	(84,368)	(4,693)	(8,238)	(171,667)
Purchase of marketable securities	(10,570)	-	-	(10,570)
Advances to Minera Los Lagartos, S.A. de C.V.	-	-	-	(113,139)
Acquisition of Minera Los Lagartos, S.A. de C.V.	-	-	-	(357,500)
Investment in Juanicipio JV	(2,522,844)	(3,620,630)	(98,957)	(9,104,650)
Mineral rights	(2,025,488)	(819,789)	(441,598)	(3,359,021)
Deferred exploration costs	(12,976,644)	(5,760,230)	(3,896,504)	(26,103,912)
Other	-	-	-	(252,420)
	(17,619,914)	(10,205,342)	(4,445,297)	(39,472,879)

FINANCING ACTIVITIES
Issue of share capital	12,864,131	69,454,032	2,219,382	101,509,879
Issue of special warrants	-	-	-	375,000
	12,864,131	69,454,032	2,219,382	101,884,879
INCREASE (DECREASE) IN CASH	(7,884,746)	56,640,377	(4,053,263)	52,510,689
CASH AND EQUIVALENTS, BEGINNING OF PERIOD	60,147,307	3,506,930	7,560,193	-
CASH AND EQUIVALENTS, END OF PERIOD
(Note 2 (e))	$ 52,262,561	$ 60,147,307	$ 3,506,930	$ 52,510,689

Interest paid	$ -	$ -	$ -	$ 12,500

Non-cash investing and financing activities:

Issue of shares in connection with acquisitions	$ -	$ -	$ -	$ 430,000
Issue of shares in exchange for mineral property
option rights	$ -	$ -	$ 204,431	$ 3,220,472

See accompanying notes to the consolidated financial statements.

MAG SILVER CORP.
(An exploration stage company)
Notes to the Consolidated Financial Statements

1.           CONTINUING OPERATIONS

MAG Silver Corp (“the Company” or “MAG”) was incorporated on April 21, 1999 under the Company Act of the Province of British Columbia and its shares were listed on the TSX Venture Exchange on April 21, 2000. On October 5, 2007, the Company moved to the TSX.  Unless the context requires otherwise, references in these consolidated financial statements to the Company include the subsidiaries of the Company whose financial results are consolidated in these financial statements.

The Company is an exploration company working on mineral properties it has staked or acquired by way of option agreement, principally in Mexico. The Company has not yet determined whether these mineral properties contain any economically recoverable ore reserves. The Company defers all acquisition, exploration and development costs related to the properties on which it is conducting exploration. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the interests, and future profitable production, or alternatively, upon the Company’s ability to dispose of its interests on a profitable basis.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has incurred losses from inception and does not currently have any revenue generating operations. The Company’s ability to continue as a going concern is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay its liabilities when they become due. External financing, predominantly by the issuance of equity to the public, will be sought to finance the operations of the Company. If the going concern assumption was not appropriate, the financial statements would require revision and restatement on a liquidation basis.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the following significant policies outlined below. These policies conform, in all material respects, with accounting principles generally accepted in the United States of America (“US GAAP”), except as described in Note 16 to these consolidated financial statements.

(a)           Principles of consolidation

The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated. Variable interest entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline (“AcG”) 15, Consolidation of Variable Interest Entities (“AcG 15”), are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.  VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns.  The Company does not believe that it has any VIEs subject to consolidation. All significant intercompany balances and transactions have been eliminated upon consolidation.  The principal subsidiary at December 31, 2008 is Minera Los Lagartos, S.A. de C.V. (“Lagartos”) which holds several properties in Mexico.

Investments where the Company has the ability to exercise significant influence, generally where the Company has a 20% to 50% equity interest, are accounted for using the equity method. Under this method, the Company’s share of the investee’s earnings or losses is included in operations and its investments therein are adjusted by a like amount. Dividends received from these investments are credited to the investment accounts.

The Company’s 44% interest in the Juanicipio Joint Venture (Note 6) is recorded using the equity method.

(b)           Measurement uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Significant estimates used in preparation of these financial statements include estimates of the net realizable value of mineral properties and deferred exploration costs, asset retirement obligations, stock based compensation, income tax provisions and contingencies. Actual results may differ from those estimated.

(c)           Asset retirement obligations

The Company records the present value of asset retirement obligations including reclamation costs when the obligation is incurred and it is recorded as a liability with a corresponding increase in the carrying value of the related mining assets.  The carrying value is amortized over the life of the related mining asset on a units-of-production basis commencing with initial commercialization of the asset.  The liability is accreted to the actual liability on settlement through charges each period in the statement of operations.

(d)           Financial instruments

The carrying values of cash and cash equivalents, accounts receivable, interest receivable, accounts payable, and accrued liabilities reported in the balance sheet approximate their respective fair values.

Price risk is the risk that the value of the Company’s financial instruments will vary because of fluctuations in foreign exchange rates and the degree of volatility of these rates.  Certain of the Company’s accounts receivable, accounts payable and accrued liabilities are denominated in Mexican pesos.  The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.

(e)           Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term money market instruments which are readily convertible into cash and have original maturities of 90 days or less.  The Company holds no asset backed commercial paper.

Details of cash and cash equivalents are as follows:

	Dec. 31, 2008	Dec. 31, 2007
Cash	$52,262,561	$912,205
Short-term deposits	-	59,235,102
	$52,262,561	$60,147,307

(f)           Mineral rights and deferred exploration costs

The Company is in the exploration stage with respect to its activities and accordingly follows the practice of capitalizing all costs relating to the acquisition, exploration and development of its mining rights and crediting all revenues received against the cost of the related interests. At such time as commercial production commences, these costs will be charged to operations on a units-of-production method based on proven and probable reserves. The carrying values related to abandoned interests are charged to operations at the time of any abandonment.

Mineral rights include costs to acquire options to acquire interests in unproven mineral properties.

Deferred exploration costs include direct exploration costs incurred by the Company in its effort to determine the existence of economically mineable ore including the cost of feasibility studies.

Management reviews the carrying value of mineral rights and deferred exploration costs at least quarterly for evidence of impairment. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration. When the results of this review indicate that a condition of impairment exists, the Company estimates the net recoverable amount of the deferred exploration costs and related mining rights by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of the rights. When the carrying values of mining rights or deferred exploration costs are estimated to exceed their net recoverable amounts, a provision is made for the decline in value.

(g)           Equipment and leaseholds

Equipment and leaseholds are recorded at cost and are amortized at the following annual rates:

Computer equipment and software                                30% declining balance
Field equipment                                                                30% declining balance
Leasehold improvements                                                  2 years straight line

 (h)           Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values.  Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.  Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of substantive enactment.

(i)	Translation of foreign currencies

The Company’s functional currency is the Canadian dollar. For integrated foreign operations, monetary assets and liabilities are translated at year end exchange rates and other assets and liabilities are translated at historical rates. Revenues, expenses and cash flows are translated at average exchange rates. Gains and losses on translation of monetary assets and monetary liabilities are charged to operations.

The accounts of self-sustaining foreign operations are translated at year end exchange rates, and revenues and expenses are translated at average exchange rates. Differences arising from these foreign currency translations are recorded in accumulated other comprehensive income as a cumulative translation adjustment until they are realized by a reduction in the investment.

(j)           Stock-based compensation

The fair value of all stock-based compensation and other stock-based payments are estimated using the Black-Scholes-Merton option valuation model and are recorded in operations over their vesting periods.

The total compensation expense recognized in the statement of operations for share purchase options granted during the year ended December 31, 2008 amount to $2,539,011 (2007 - $5,256,566). Please refer to Note 8 (b) for a summary of stock options granted in the current year and the related valuation assumptions.

(k)           Earnings (loss) per common share

Basic earnings (loss) per share calculations are based on the weighted average number of common shares outstanding.

The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted earnings per share are computed using the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares consist of the incremental common shares upon the assumed exercise of stock options and warrants, but are excluded from the computation if their effect is anti-dilutive.

For the year ended December 31, 2008, the Company had 3,312,407 (2007 – 4,942,700) common share equivalents consisting of the common shares issuable upon the exercise of outstanding exercisable stock options and share purchase warrants.  These common share equivalents were not included for the purpose of calculating fully diluted earnings per share as their effect would be anti-dilutive.

(l)           Comparative figures

Certain of the prior years’ comparative figures have been reclassified to conform with the classifications used in 2008. The Mineral Rights and Deferred Exploration costs table in Note 7 and the Differences between Canadian and United States Generally Accepted Accounting Principles disclosure in Note 16 have been reclassified.

(m)           Comprehensive Income

Effective January 1, 2007, the Company adopted CICA Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3861, Financial Instrument Presentation and Disclosure, CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, CICA Handbook Section 3865, Hedges, and CICA Handbook Section 3251, Equity.  These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, transaction costs incurred on financial instruments, as well as standards on when and how hedge accounting may be applied.  CICA Handbook Section 1530 also introduces a new component of equity referred to as other accumulated comprehensive income. Comprehensive income includes changes in shareholders’ equity during a period arising from non-owner sources and, for the Company, other comprehensive income includes currency translation adjustments on its net investment in self sustaining foreign operations. The new standards also require all derivatives to be recorded on the balance sheet at fair value and establish new accounting requirements for hedges. The Company has adopted these standards effective January 1, 2007. The adoption of these new standards had no material effect on the financial position or opening account balances on January 1, 2007.

In accordance with these new standards, the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables, or other financial liabilities.  Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income.  Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the statement of operations.  Transaction costs are expensed as incurred.

Upon adoption of these new standards, the Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value.  Accounts receivable and other are classified as loans and receivables, which are measured at amortized cost.  Accounts payable and accrued liabilities, property and mining taxes payable, convertible debentures, notes payable, and accrued site closure costs are classified as other liabilities, which are measured at amortized cost.

The impact of adoption of these new standards on the results of operations for the year ended December 31, 2007 and financial position as at that date was the reporting of a currency translation loss of $716,778 recognized on December 31, 2007 as an item of other comprehensive loss for the year and the inclusion of that balance in accumulated other comprehensive loss within a separate component of shareholders’ equity.

(n)	Adoption of new accounting pronouncements

On January 1, 2008, the Company adopted four new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants: Handbook Section 1535, Capital Disclosures ("Section 1535"), Handbook Section 3031, Inventories – (“Section 3031”), Handbook Section 3862, Financial Instruments - Disclosures ("Section 3862") and Handbook Section 3863, Financial Instruments - Presentation ("Section 3863").

 (i)           Capital disclosures – Section 1535

Section 1535, Capital Disclosures, establishes disclosure requirements regarding an entity’s capital, including (i) an entity’s objectives, policies, and processes of managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any externally imposed capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The new standard has had no impact on the consolidated financial position or results of operations for the year ended December 31, 2008.

(ii)           Inventories – Section 3031

Section 3031, Inventories, provides more guidance on the measurement and disclosure requirements for inventories. Specifically, the new pronouncement requires inventories to be measured at the lower of cost or net realizable value, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. The new standard has had no impact on the consolidated financial position or results of operations for the year ended December 31, 2008.

(iii)           Financial instruments – Sections 3862 and 3863

Section 3862, Financial Instruments – Disclosures and Section 3863 Financial Instruments – Presentation replace Section 3861 Financial Instruments – Disclosure and Presentation. These new sections revise and enhance disclosure requirements while leaving presentation requirements unchanged. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The new standards have had no impact on the consolidated financial position or results of operations for the year ended December 31, 2008. Refer to the additional sensitivity disclosure in Note 10.

(iv)           Business Combinations

In January 2009, the CICA issued Section 1582, Business Combinations, Section 1601, Consolidations, and Section 1602, Non-controlling Interest. These new standards are harmonized with International Financial Reporting Standards (IFRS). Section 1582 specifies a number of changes, including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value, and a requirement to recognize acquisition-related costs as expenses. Section 1601 establishes the standards for preparing consolidated financial statements. Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity. The new standards will become effective in 2011 but early adoption is permitted. The Company is evaluating the attributes of early adoption of this standard and its potential effects if events or transactions occurred that this standard applies to.

(o)	Recent Accounting Pronouncements

(i)           Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. The new pronouncement establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This Section is effective in the first quarter of 2009, and the Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.

(ii)           Convergence with International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Company’s reporting no later than in the first quarter of 2011, with restatement of comparative information presented. The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency activities, certain contractual arrangements, capital requirements and compensation arrangements. The Company is currently evaluating the future impact of IFRS on its financial statements and will continue to invest in training and additional resources to ensure a timely conversion.

3.           ACCOUNTS RECEIVABLE

	Dec. 31, 2008	Dec. 31, 2007
Goods and services tax recoverable	$44,633	$50,314
Mexican value added tax ("IVA") recoverable	2,190,188	596,713
Other	104,383	-
	$2,339,204	$647,027

4.	MARKETABLE SECURITIES

At December 31, 2008, the Company has the following marketable securities:

Available-for-sale securities	Number of Shares	Cost ($)	Accumulated Unrealized Losses ($)	Fair Value ($)

Fresnillo PLC	1,000	10,570	6,454	4,116

During the year ended December 31, 2008 the Company recognized an unrealized loss of $6,454 (2007 - $nil) on marketable securities designated as available-for-sale instruments in other comprehensive income. Management believes that the change in fair value of its marketable security is only temporary.

Fresnillo PLC

In 2008 the Company purchased 1,000 shares of Fresnillo plc, a company which holds a 56% interest in Minera Juanicipio, S.A. de C.V. (Note 6).

5.	EQUIPMENT AND LEASEHOLDS

	December 31, 2008
		Accumulated	Net book
	Cost	depreciation	value
Computer equipment
and software	$60,709	$33,018	$27,691
Field equipment	67,201	38,135	29,066
Leasehold improvements	26,084	16,302	9,782
	$153,994	$87,455	$66,539

	December 31, 2007
		Accumulated	Net book
	Cost	depreciation	value
Computer equipment
and software	$33,755	$21,152	$12,603
Field equipment	35,191	25,678	9,513
Leasehold improvements	15,680	15,680	-
	$84,626	$62,510	$22,116

Equipment and leaseholds are recorded at cost and are amortized on the declining balance basis at the following annual rates:
Computer equipment and software                                                                     30%
Field equipment                                  30%

The leasehold improvements are depreciated on a straight-line basis to amortize the costs over the two year term of the related lease.

6.           INVESTMENT IN MINERA JUANICIPIO S.A. DE C.V.

Pursuant to an original option agreement dated July 18, 2002 and subsequent corporate acquisitions the Company acquired a 100% interest in the Juanicipio Property in exchange for total consideration of $919,458. Of this amount, $656,125 was paid in cash and 366,667 common shares of the Company were issued at a value of $263,333.

Pursuant to a letter of intent dated March 17, 2005 and a formal agreement effective July 1, 2005 (the “Agreement”) with Industrias Peñoles, S.A. de C.V. (“Peñoles”), the Company granted to Peñoles or any of its subsidiaries an option to earn a 56% interest in the Juanicipio Property in Mexico in consideration for Peñoles conducting US$5,000,000 of exploration on the property over four years and Peñoles purchasing US$1,000,000 of Common Shares of the Company in two tranches for US$500,000 each.

In mid 2007, Peñoles met all of the earn-in requirements of the Agreement.  In December 2007, the Company and Peñoles created an operating company named Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”) for the purpose of holding and operating the Juanicipio Property. In 2008, Peñoles restructured and transferred its 56% interest of Minera Juanicipio into a new company called Compania Fresnillo S.A. de C.V., which then transferred its interest to Fresnillo plc (“Fresnillo”) pursuant to a statutory merger.  Minera Juanicipio is held as to 56% by Fresnillo and 44% by the Company.  In December 2007 all mineral rights and surface rights relating to the Juanicipio project held by the Company and Peñoles, respectively, were ceded into Minera Juanicipio.  Minera Juanicipio is currently governed by a shareholders agreement.  All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio.

To capitalize Minera Juanicipio, the Company invested 63.40 million pesos ($6.025 million) into Minera Juanicipio while Peñoles invested 80.69 million pesos ($7.668 million). MAG then received a payout from Minera Juanicipio of 26.41 million pesos ($2.510 million) against its contribution of the Juanicipio mineral rights while Peñoles received 70.28 million pesos ($6.679 million) against its contribution of surface rights and the Company’s 44% share of exploration costs incurred by Peñoles subsequent to the completion of their earn-in and up to December 31, 2007.

The Company has recorded its investment in Minera Juanicipio using the equity basis of accounting. The cost of the investment includes the carrying value of the deferred exploration and mineral and surface rights costs incurred by the Company on the Juanicipio Property and contributed to Minera Juanicipio plus the required net cash investment to establish its 44% interest.

Effective December 31, 2007 the Company concluded that the functional currency of Minera Juanicipio was the Mexican peso as expenditures in Minera Juanicipio were principally being incurred in pesos and funded by advances from the venturers which were denominated in pesos. The Company translates its net investment in Minera Juanicipio using the current rate method with translation gains and losses recorded in other comprehensive loss which is a component of shareholders’ equity, until there is a realized reduction in the net investment.

The Company owns a 44% interest in Minera Juanicipio. The Company’s historical investment relating to its interest in the Juanicipio property and Minera Juanicipio are detailed as follows:

	Dec. 31, 2008	Dec. 31,2007
Camp costs	$ 14,024	$ 13,108
Geological	78,452	66,190
Geophysical	8,163	10,905
Gov't fees and licenses	10,131	8,764
Travel	5,736	3,906
Site administration	1,667	2,292
Cash contributions to the Minera Juanicipio	2,404,671	6,025,018
	2,522,844	6,130,183
Balance, beginning of year	5,948,361	3,044,509
	$ 8,471,205	$ 9,174,692
Recoveries	-	(2,509,553)
Translation adjustment	(304,458)	(716,778)
Balance, end of year	$ 8,166,747	$ 5,948,361

Summary of the Audited Statements of Minera Juanicipio

At December 31, 2008 the assets of Minera Juanicipio consisted of cash and short term investments in the amount of 18.67 million pesos ($1.65 million), value added taxes recoverable and other receivables in the amount of 7.74 million pesos ($0.68 million) and mineral, surface rights and exploration expenditures in the amount of 175.35 million pesos ($15.52 million).  Payables to Peñoles and other vendors for exploration work amounted to 0.66 million pesos ($58,800) while shareholders equity was 201.09 million pesos ($17.80 million).

7.           MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS

                                                For the year ended December 31, 2008

	(Batopilas)				Sierra de	Cinco de
	Don Fippi	Guigui	Lagartos NW	Lagartos SE	Ramirez	Mayo	Sello	Other	Total
Acquisition costs of
mineral rights
Bal., beginning of year	$1,422,672	$1,571,172	$50,032	$-	$800,736	$610,448	$105,852	$510,495	$5,071,407
Incurred during year	-	-	-	36,458	559,011	762,968	12,983	555,068	1,926,488
Less amounts written off	-	-	-	-	-	-	(118,835)	-	(118,835)
Balance, end of year	$1,422,672	$1,571,172	$50,032	$36,458	$1,359,747	$1,373,416	$-	$1,065,563	$6,879,060

Deferred exploration costs
Camp costs	$92,205	$-	$22,855	$79,831	$19,892	$322,858	$13,429	$65,541	$616,611
Drilling	913,389	-	778,171	537,063	-	6,084,484	485,327	458,376	9,256,810
Geochemical	59,362	-	4,623	45,229	847	384,988	13,584	19,432	528,065
Geological	260,151	-	93,775	209,652	55,298	807,465	48,665	258,769	1,733,775
Geophysical	63,829	-	8,162	3,398	2,063	214,263	-	-	291,715
Gov't fees and licenses	9,774	12,529	162,886	204,838	37,440	77,380	27,424	101,617	633,888
Site administration	14,863	-	6,453	12,120	4,426	44,452	2,535	13,252	98,101
Travel	36,988	-	6,377	17,522	10,677	58,062	6,696	33,694	170,016
Transport and shipping	2,623	-	805	629	-	3,405	50	151	7,663
	1,453,184	12,529	1,084,107	1,110,282	130,643	7,997,357	597,710	950,832	13,336,644
Bal., beginning of year	3,344,413	1,450,400	120,853	4,220,148	434,628	2,775,679	504,474	152,143	13,002,738
Less amounts written off	-	-	-	-	-	-	(1,102,184)	-	(1,102,184)
Balance, end of year	$4,797,597	$1,462,929	$1,204,960	$5,330,430	$565,271	$10,773,036	$-	$1,102,975	$25,237,198

                                                    For the year ended December 31, 2007
	(Batopilas)				Sierra de		Cinco de
	Don Fippi	Guigui	Lagartos NW	Lagartos SE	Ramirez	Adargas	Mayo	Sello	Other	Total
Acquisition costs of
mineral rights
Bal., beginning of year	$1,422,672	$1,571,172	$50,032	$-	$527,645	$432,061	$428,610	$28,143	$124,344	$4,584,679
Incurred during year	-	-	-	-	273,091	-	181,838	77,709	399,253	931,891
Less amounts written off	-	-	-	-	-	(432,061)	-	-	(13,102)	(445,163)
Balance, end of year	$1,422,672	$1,571,172	$50,032	$-	$800,736	$-	$610,448	$105,852	$510,495	$5,071,407

Deferred exploration costs
Camp costs	$126,424	$439	$1,596	$65,246	$2,814	$-	$76,692	$14,942	$9,112	$297,265
Drilling	477,758	-	-	1,367,777	-	-	1,048,855	385,505	-	3,279,895
Geochemical	54,735	-	299	51,220	-	-	54,195	8,316	-	168,765
Geological	398,558	8,469	7,517	169,436	31,323	-	229,781	47,994	43,852	936,930
Geophysical	117,382	50,890	36,666	206,199	205,468	875	56,175	36,606	-	710,261
Gov't fees and licenses	6,495	12,320	73,381	128,604	35,500	882	58,327	3,105	96,767	415,381
Site administration	27,449	1,136	831	18,085	658	-	14,897	2,842	1,061	66,959
Travel	51,445	226	563	13,110	9,735	-	23,283	5,164	1,406	104,932
Transport and shipping	1,322	627	-	3,110	-	1,681	-	-	-	6,740
	1,261,568	74,107	120,853	2,022,787	285,498	3,438	1,562,205	504,474	152,198	5,987,128
Bal., beginning of year	2,082,845	1,376,293	-	2,197,361	149,130	314,778	1,213,474	-	-	7,333,881
Less amounts written off	-	-	-	-	-	(318,216)	-	-	(55)	(318,271)
Balance, end of year	$3,344,413	$1,450,400	$120,853	$4,220,148	$434,628	$-	$2,775,679	$504,474	$152,143	$13,002,738

(a)	Don Fippi (Batopilas) Property
The Company has a 100% interest in the Don Fippi mining concessions located in the Batopilas, Chihuahua district of Mexico, subject to a royalty of 4.5% of the Net Smelter returns obtained from the property. To December 31, 2008, the Company has incurred $4,797,597 in exploration costs on the property.

(b)           Guigui Property
The Company has a 100% interest in mining concessions located in the Santa Eulalia (Guigui), Chihuahua district of Mexico, subject to a royalty of 2.5% of the Net Smelter returns obtained from the property. To December 31, 2008, the Company has incurred $1,462,929 in exploration costs on the property.

(c)           Lagartos Properties
The Company has acquired a 100% interest in exploration concessions on mining claims (Lagartos) on the Fresnillo trend to the northwest and southeast of the Juanicipio property. This exploration concession enables the Company to explore the mining claim covered by the concession to December 2009, subject to the Company paying any applicable annual tax or other regulatory charges.

During the year ended December 31, 2008, the Company entered into an option agreement to acquire a 100% interest in certain mining concessions internal to the Lagartos SE property. The Company is obligated to make scheduled cash payments totalling US$500,000 (of which $ 36,458 (US$30,000) has been paid) to June 10, 2011.

To December 31, 2008, the Company has incurred $1,204,960 in exploration costs on the Lagartos NW property and $5,330,430 in exploration costs on the Lagartos SE property.

(d)           Sierra Ramirez Property
Under a 2003 agreement, as later amended in 2006, the Company has an option to acquire a 100% interest in certain mining concessions located in the Sierra Ramirez district in Durango, Mexico. Under the amended terms, the Company will issue Minera Rio Tinto S.A. de C.V. 20,000 common shares ($55,000) of the Company (issued) and make scheduled cash payments totalling US$1,300,000 (of which US$375,000 has been paid or accrued) to December 14, 2010, with a final payment of US$650,000 of which up to US$500,000 may be paid in the common shares of the Company.  The Company also paid a finder’s fee of 25,000 common shares ($25,746) of the Company in relation to this property.  To December 31, 2008, the Company has incurred $565,271 in exploration costs on the property.

During the year ended December 31, 2007, the Company entered into five separate option agreements to acquire a 100% interest in certain mining concessions all of which are internal to the Sierra Ramirez property. The Company is obligated to make scheduled cash payments totalling US$5,537,325 (of which $485,749 (US$415,625) has been paid) to December 31, 2013.

         (e)           Adargas Property
On February 14, 2004, the Company entered into an option agreement to acquire a 100% interest in the Adargas property. During the period ended June 30, 2007 the Company terminated its option agreement, and consequently, total deferred acquisition and exploration costs of $750,277 were written-off.

 (f)           Cinco de Mayo Property
On February 26, 2004, the Company entered into an option agreement to acquire a 100% interest in the Cinco de Mayo property (the “Cinco de Mayo Property”), subject to a 2.5% net smelter returns royalty. Under the terms of the agreement, as later amended, the Company was obligated to make scheduled cash and share payments together worth US$1,000,000 (US$650,000 in cash and share payments made) and incur certain exploration expenditures totalling US$1,000,000 by July 26, 2009 (incurred). To December 31, 2008, the Company paid $661,721(US$550,000) in cash, issued 165,670 common shares at a value of $266,630 and completed approximately $10,773,036 in exploration costs.

During the year ended December 31, 2008, the Company acquired a 100% interest in certain mining concessions internal to the Cinco de Mayo property from two separate vendors. The Company made a one-time payment of $445,065 (US$350,000) for these mining concessions.

(g)	Sello Property
On December 8, 2006, the Company entered into an agreement to acquire a 100% interest in the Sello and Sello Uno claims located in Zacatecas State, by making scheduled option payments totalling US$1,000,000 plus applicable value added tax over a three year period (of which $52,816 (US$50,000) has been paid to March 31, 2008). During the current year the Company entered into an agreement to acquire a 100% interest in the El Oro claims located in Zacatecas State, by making scheduled option payments totalling US$125,000 plus applicable value added tax over one year (of which $66,019 (US$62,500) was paid to March 31, 2008). It was decided in April 2008 that the Company would terminate these option agreements, and consequently, total deferred acquisition and exploration costs of $1,221,019 were written-off as of June 30, 2008.

(h)           Other Properties
During the years ending December 31, 2006 to December 31, 2008, the Company optioned other exploration concessions on several mining claims in Mexico. To December 31, 2008, the Company has paid $1,065,563 in acquisition costs. The Company is obligated to make additional scheduled cash payments totalling US$2,180,000 to October 31, 2013 if it plans to maintain these concessions.

The other properties consist of the Zacatecas claims, the La Lorena claims, the Nuevo Mundo claims, the Camino Duro claims, and the Salemex claim options. During the year ended December 31, 2008, the Company completed approximately $812,814 in exploration costs including $458,376 in drilling costs on the La Lorena claims. Another $138,018 in exploration costs were spent on the remaining other properties.

8.           SHARE CAPITAL

(a)           Issued and outstanding

At December 31, 2008, there were 49,155,566 shares outstanding.

During the year ended December 31, 2008, 1,137,000 share purchase warrants were exercised for proceeds of $11,370,000 and 1,064,370 stock options were exercised for cash proceeds of $1,482,195.

During the year ended December 31, 2007, 2,883,486 share purchase warrants were exercised for proceeds of $5,994,656 and 382,100 stock options were exercised for cash proceeds of $811,362.

On November 27, 2007, the Company closed a brokered private placement for 3,000,000 common shares of the Company at a price of $15.50 per share for gross proceeds of $46,500,000. The Company paid a 5.0% commission to the underwriters on this placement. Legal, syndicate, and filing costs totaled an additional $208,484.

On February 14, 2007, the Company closed a brokered private placement for 2,550,000 units at $7.25 a unit for gross proceeds of $18,487,500. Each unit was comprised of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable for one common share at a price of $10.00 until February 14, 2008. Of the gross proceeds, $15,999,799 was assigned to the common shares included in the units and $2,487,701 to the warrants. The Company paid a 6.0% cash commission to the underwriters on this placement. Legal, syndicate, and filing costs totaled an additional $127,902.

On February 14, 2007, the Company closed a non-brokered private placement for 195,000 units, while a further 15,000 units were closed February 15, 2007 for a total of 210,000 at $7.25 a unit for gross proceeds of $1,522,500. Each unit is comprised of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable for one common share at a price of $10.00 until February 14, 2008 (and in some cases February 15, 2008).  Of the gross proceeds, $1,317,630 was assigned to the common shares included in the units and $204,870 to the warrants. The Company paid a 6.0% finder’s fee on this placement comprised of $91,350 in cash.

 (b)           Stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) with directors, officers and employees. The maximum number of stock options which may be granted is limited to 10% of the issued and outstanding shares.  The Company has proposed an amendment to the existing plan for approval by Shareholders at the upcoming Annual General and Special Meeting which includes fixing the maximum number of stock options which may be granted to 4,921,056 (10% of the current issued and outstanding common shares of the Company).  For more information on the current Stock Option Plan or the Amendments to the Stock Option Plan go to www.sedar.com.

The following table summarizes options outstanding at December 31, 2008:

	Number	Weighted average	Weighted
	outstanding at	remaining	average
Exercise	Dec. 31,	contractual life	exercise
price	2008	(years)	price
$1.00	60,000	1.92	1.00
1.06	525,000	1.05	1.06
1.14	15,000	1.76	1.14
2.00	50,000	2.46	2.00
2.46	145,000	2.56	2.46
3.00	505,000	2.10	3.00
3.12	18,000	2.67	3.12
3.56	13,000	2.22	3.56
4.04	152,830	2.25	4.04
5.36	477,500	2.95	5.36
7.56	35,000	3.07	7.56
7.62	50,000	4.73	7.62
8.80	200,000	3.15	8.80
9.40	45,000	3.25	9.40
10.01	241,202	4.50	10.01
12.91	279,875	4.12	12.91
13.75	25,000	3.77	13.75
14.15	425,000	3.79	14.15
14.70	50,000	3.59	14.70
	3,312,407	2.81	$6.59

At December 31, 2008 a total of 3,269,907 of the outstanding share options were exercisable, having a weighted average remaining contractual life of 2.80 years and a weighted average exercise price of $6.55.

At the date the Agreements are entered into, the exercise price of each option is set no lower than the fair value of the common shares at the date of grant.

          The following table summarizes the Company’s options:

	Period ended	Weighted	Period ended	Weighted
	Dec. 31,	average	Dec. 31,	average
	2008	exercise	2007	exercise
		price		price
Balance outstanding,
beginning of year	3,805,700	$4.44	3,352,800	$2.31
Activity during the period
Options granted	578,765	11.23	835,000	11.93
Options forfeited	(7,688)	11.75	-	-
Options exercised	(1,064,370)	1.39	(382,100)	2.12
Balance outstanding,
end of period	3,312,407	$6.59	3,805,700	$4.44

During the year ended December 31, 2008, the Company granted 578,765 stock options, of which 7,688 were later cancelled, (December 31, 2007 – 835,000 granted and nil cancelled). The Company has recorded $2,539,011 (December 31, 2007 - $5,256,566) of compensation expense relating to stock options vested to employees and consultants in the year ended December 31, 2008.

For the year ended December 31, 2008, stock-based compensation expense was determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 49%, an annual risk free interest rate of 3.37% and on expected remaining term to expiry of three years.  (December 31, 2007 – assuming: no dividends are to be paid, a weighted average volatility of the Company’s share price of 81.5%, an annual risk free interest rate of 4.27% and an expected remaining term to expiry of three years.)

 (c)           Share purchase warrants

		Weighted
		average
	Number	exercise
	of warrants	price
Balance at December 31, 2006	2,640,486	1.35
Issued in connection with issuance of common
shares	1,380,000	10.00
Exercised and converted into common shares	(2,883,486)	2.08
Balance at December 31, 2007	1,137,000	$10.00
Exercised and converted into common shares	(1,137,000)	10.00
Balance at December 31, 2008	-	$-

9.           CAPITAL RISK MANAGEMENT

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of equity attributable to common shareholders, comprising of issued share capital, common share purchase warrants, contributed surplus, accumulated other comprehensive loss and accumulated deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company does not pay out dividends.

As at December 31, 2008, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements.

The Company expects its current capital resources will be sufficient to carry its exploration and development plans and operations through its current operating period.

10.           FINANCIAL RISK MANAGEMENT

The Company’s operations consist of the acquisition, exploration and development of district scale projects in the Mexican silver belt. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a)           Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i)           Trade credit risk
The Company is in the exploration stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant credit risk and overall, the Company’s credit risk has not changed significantly from the prior year.

          (ii)           Cash and cash equivalents
In order to manage credit and liquidity risk the Company’s policy is to invest only in highly rated investment grade instruments that have maturities of three months or less. Limits are also established based on the type of investment, the counterparty and the credit rating. At year end there were no cash equivalents.

(iii)         Derivative financial instruments
As at December 31, 2008, the Company has no derivative financial instruments. MAG may in the future enter into derivative financial instruments in order to manage credit risk. Only derivative financial instruments with highly rated investment grade counterparties will be considered.

           (iv)    Mexcian value added tax
 At year end the Company had a receivable of $2,190,188 from the Mexican government for value added tax. Although full recovery is expected by management, recoveries to date have been intermittent.

The Company’s maximum exposure to credit risk on its Mexican operations at December 31, 2008 is as follows:

	Dec. 31, 2008	Dec. 31, 2007
Cash	$414,359	$2,409,429
Accounts Receivable	2,294,571	596,713
	$2,708,930	$3,006,142

(b)           Liquidity risk

The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements and its exploration and development plans. The annual budget is approved by the Board of Directors. The Company ensures that there are sufficient cash balances to meet its short-term business requirements.

The Company's overall liquidity risk has not changed significantly from the prior year.

(c)           Currency risk

The Company’s functional currency is the Canadian dollar and therefore the Company's net earnings and other comprehensive earnings are impacted by fluctuations in the value of foreign currencies in relation to the Canadian dollar. The Company's foreign currency exposures comprise limited amounts of cash and cash equivalents and accounts payable and accrued liabilities denominated in Mexican pesos and United States dollars. Several of the Company’s options to acquire properties in Mexico may result in option payments by the Company denominated in Mexican pesos or in United States dollars. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.  Appreciation in the Mexican peso or the United States dollar against the Canadian dollar will increase our cost of operations. A decrease in the United States dollar or the Mexican peso against the Canadian dollar will result in a loss on our books to the extent we hold funds in either currency. The Company is also exposed to inflation risk in Mexico.

The most significant foreign exchange impact on the Company’s net income is the translation of foreign currency based earnings into Canadian dollars in each reporting period. All of the Company’s foreign subsidiaries report their operating results in currencies other than the Canadian dollar. Therefore, exchange rate movements in the Mexican peso relative to the Canadian dollar will impact the consolidated results of the Mexican operations in Canadian dollar terms.

The sensitivity of the Company's net loss and other comprehensive loss for the year ended December 31, 2008 due to changes in the exchange rate for the Mexican peso in relation to the Canadian dollar is summarized in the following table expressed as the increase in the net loss and comprehensive loss for each 10% appreciation in the Canadian dollar:

Net Loss	$ 1,853,288
Other comprehensive loss	507,662
Comprehensive loss	$ 2,360,950

A 10% depreciation in the Canadian dollar against the Mexican peso would have a similar decrease in net loss.

 (d)           Interest rate risk

The Company’s interest revenue earned on cash and cash equivalents and on short term investments is exposed to interest rate risk. A continued decrease in interest rates as was seen at the end of 2008 would result in lower interest income in 2009.

11.           FAIR VALUE DISCLOSURES

The carrying values of cash and cash equivalents, marketable securities and accounts payable reported in the consolidated balance sheet approximate their respective fair values.

12.           SEGMENTED INFORMATION

The Company operates in one segment, being the exploration of mineral properties in Mexico. Substantially all of the Company’s long term assets are located in Mexico and the Company’s executive and head office is located in Canada.

13.           RELATED PARTY TRANSACTIONS

For the year ended December 31, 2008, a private company controlled by an officer of the Company received $170,424 in compensation for consulting services (2007 - $163,840). During the year ended December 31, 2008, the officer became an employee of the Company and received $72,085 in compensation as salary and bonus for management services (2007 - $Nil).

The Company paid or accrued non-executive directors fees of $305,750 during the year ended December 31, 2008 (2007 - $138,895).

The Company is party to a Field Services Agreement, whereby it has contracted exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“Imdex”).  As of January 2006, these companies have a common director with the Company.  During the period ended December 31, 2008, the Company accrued or paid Cascabel and Imdex consulting, administration and travel fees totaling $194,590 (2007 - $134,720) and exploration costs totaling $2,504,237 (2007 - $1,312,826) under the Field Services Agreement.

During the year ended December 31, 2003, the Company entered into an office services agreement with Platinum Group Metals Ltd., a company with two common directors and common officer. During the year ended December 31, 2008, the Company accrued or paid Platinum Group Metals Ltd. $135,777 under the office service agreement (2007 - $136,374).

During the year ended December 31, 2007, the Company entered into a new two year office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a common director.  During the year ended December 31, 2008, the Company accrued or paid Anthem $83,556 under the office lease agreement (2007 - $79,312).

These transactions were incurred in the normal course of business and are measured at the exchange amount which was the consideration established and agreed to by the noted parties.

14.           CONTINGENCIES AND COMMITMENTS

The Company’s minimum payments under its office lease agreement which was entered into during the year ended December 31, 2007, are as follows:

2009	64,917
2010	-
$64,917

15.	INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying statutory Canadian federal and provincial tax rates to the loss before tax provision due to the following:

	2008	2007	2006

Statutory tax rates	31.00%	34.12%	34.12%

Recovery of income taxes computed at statutory rates	$1,820,596	$2,771,112	$1,319,273
Non-deductible expenses	(790,232)	(1,780,305)	(804,815)
Lower effective tax rate on loss in foreign jurisdictions	(42,223)	(48,648)	(7,443)
Change in valuation allowance	(832,445)	(1,601,926)	(397,481)
Other	(155,696)	659,767	(109,534)
Future income tax recovery	$-	$-	$-

The approximate tax effect of each item that gives rise to the Company’s future income tax assets at December 31, 2008 and 2007 are as follows:

	2008	2007

Canadian operating loss carryforwards	$2,616,778	$2,025,892
Mexican operating loss carryforwards	8,646,430	3,278,237
Canadian capital losses carried forward	65,629	39,125
Share issuance costs and other	749,501	928,651
Total future income tax assets	12,078,338	6,271,905
Less valuation allowance	(3,962,500)	(3,130,055)
Net future income tax assets	8,115,838	3,141,850
Future income tax liability
Excess of book value of mineral rights and deferred
exploration costs over tax values	(8,115,838)	(3,141,850)
Net future income tax assets	$-	$-

At December 31, 2008, the Company has non-capital loss carryforwards aggregating $10,064,000, which expire over the period between 2009 and 2028, available to offset future taxable income and capital loss carryforwards of $252,000, which are available only to offset future capital gains for Canadian tax purposes and may be carried forward indefinitely.

At December 31, 2008, the Company has tax loss carryforwards in Mexico aggregating $30,880,000, which expire between 2012 and 2018, available to offset future taxable income.

16.           DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from US GAAP and from practices prescribed by the United States Securities and Exchange Commission (“SEC”).

Consolidated Balance Sheets

The significant measurement differences between Canadian GAAP and U.S. GAAP with respect to the Company’s consolidated balance sheets as at December 31, 2008 and 2007 are as follows:

As at December 31	2008	2007

Total assets under Canadian GAAP	95,147,510	85,061,932
Adjustment to exploration expenditures (a)	(25,237,198)	(13,002,738)
Cumulative adjustment to mineral and surface rights (b)	(601,000)	(601,000)
Adjustment to investment in JVV (c)	(1,296,023)	(1,263,075)
Total assets under US GAAP	68,013,289	70,195,119

Total liabilities under Canadian and US GAAP	1,503,417	637,180

Shareholders' equity under Canadian GAAP	93,644,093	84,424,752
Cumulative mineral properties adjustment (a)	(25,237,198)	(13,002,738)
Cumulative adjustment to mineral and surface rights (b)	(601,000)	(601,000)
Cumulative share of loss in significantly influenced
investment (c)	(1,822,207)	(1,746,642)
Cumulative adjustment to accumulated other
comprehensive income (c)	526,184	483,567
Shareholders' equity under US GAAP	66,509,872	69,557,939
Total liabilities and shareholders' equity under
US GAAP	68,013,289	70,195,119

Consolidated Statement of Loss and Comprehensive Loss

				Cumulative
				amount from
				April 21,
				1999 to
				December 31,
Years ended December 31	2008	2007	2006	2008

Net loss under Canadian GAAP	(5,872,889)	(8,149,258)	(3,866,567)	(21,935,093)
Deferred exploration costs (a)	(12,234,460)	(5,668,857)	(3,896,404)	(25,237,198)
Amortization of mineral rights (a)	-	-	-	(601,000)
Equity in significantly influenced
investment (c)	(75,565)	378,409	(99,057)	(1,822,207)
Compensation expense (d)	-	-	-	(600,000)
Stock-based compensation for
employees and directors (d)	-	-	-	482,659
Net loss under US GAAP	(18,182,914)	(13,439,706)	(7,862,028)	(49,712,839)
Other comprehensive income under
Canadian GAAP	(310,912)	(716,778)	-	(1,027,690)
Adjustment to other comprehensive
Loss under US GAAP (c)	42,617	483,567	-	526,184
Comprehensive loss under US GAAP	(18,451,209)	(13,672,917)	(7,862,028)	(50,214,345)

Basic and diluted loss per share under
US GAAP	$ (0.38)	$ (0.32)	$ (0.21)

Consolidated Statement of Cash Flows

				Cumulative
				amount from
				April 21,
				1999 to
				December 31,
Years ended December 31	2008	2007	2006	2008
Operating activities
Operating activities under
Canadian GAAP	$(3,128,963)	$(2,608,313)	$(1,827,348)	$(10,149,439)
Reclassification of deferred exploration
costs (a)	(12,976,644)	(5,760,230)	(3,896,504)	(26,103,912)
Operating activities under US GAAP	$(16,105,607)	$(8,368,543)	$(5,723,852)	$(36,253,351)

Investing activities
Investing activities under
Canadian GAAP	$(17,619,914)	$(10,205,342)	$(4,445,297)	$(39,472,879)
Reclassification of deferred
exploration costs (a)	12,976,644	5,760,230	3,896,504	26,103,912
Investing activities under US GAAP	$(4,643,270)	$(4,445,112)	$(548,793)	$(13,368,967)

Financing activity
Financing activity under
Canadian and US GAAP	$12,864,131	$69,454,032	$2,219,382	$101,884,879

(a)            Exploration expenditures

Canadian GAAP allows exploration costs to be capitalized during the search for a commercially mineable body of ore.  Under US GAAP, exploration expenditures can only be deferred subsequent to the establishment of economically exploitable reserves.  For US GAAP purposes the Company therefore expensed its exploration expenditures.

(b)           Mineral and surface rights acquisition costs

Previously, under US GAAP, the costs of acquisition of mineral property rights were generally classified as intangible assets and were amortized over their useful life, which in the case of a mineral right on a property without proven and probable reserves, was the lesser of the period to expiry of the right and the estimated period required to develop or further explore the mineral assets.  Under Canadian GAAP, costs of acquiring mineral rights are generally considered as tangible property.  As a result, for US GAAP purposes, the Company had previously amortized the cost of the mining rights acquired in prior years on a straight line basis over the period that further exploration was expected to occur on the properties which varied from 15 months to 31 months.  In 2004 the Financial Accounting standards Board in the U.S. concluded that mineral rights have the characteristics of tangible assets and issued EITF 04-02, Whether Mineral Rights are Tangible or Intangible Assets.  The effect of this new standard is that mineral rights are no longer required to be amortized to the extent they are considered tangible assets until such date as they are commercially exploited.  The Company adopted this standard effective January 1, 2004 on a prospective basis and is therefore no longer amortizing the cost of acquiring mineral property rights.

(c)           Equity in significantly influenced investment

Under Canadian GAAP, the investment in the Juanicipio Joint Venture is accounted for under the equity method for which there is no material difference from US GAAP, except that the underlying results of operations are adjusted to conform with US GAAP prior to the calculation of the Company’s share of equity income (loss).  The significant conforming adjustment to the operating results relates to the accounting for mineral exploration expenditures. The adjustment to earnings for US GAAP purposes also impacts the cumulative translation adjustment recorded in accumulated other comprehensive income.

(d)           Accounting for stock-based compensation

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (SFAS 123 (R)), which requires the recognition of compensation expense for all share-based payment awards. SFAS 123 (R) requires the Company to measure the cost of services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost of such award will be recognized over the period during which services are provided in exchange for the award, generally the vesting period. The Company adopted SFAS 123 (R) using the modified prospective transition method. Under this method, compensation expense recognition provisions are applicable to new awards and to any awards modified, repurchased or cancelled after the adoption date. Additionally, for any unvested awards outstanding at the adoption date, compensation cost is recognized over the remaining service period. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Prior periods are not restated for comparative purposes.

Prior to the adoption of SFAS 123 (R), the Company recognized stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 (APB 25) “Accounting for Stock Issued to Employees” and applied the disclosure provisions of SFAS 123, “Accounting for Stock-Based Compensation” as if the Company had applied the fair value method to measuring stock- based compensation expense.

e)           Uncertain tax positions

Effective January 1, 2007, the Company adopted SFASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 prescribes a recognition and measurement model for tax positions taken or expected to be taken in a tax return, and provides guidance on the de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The adoption of FIN 48 had no impact on the Company’s consolidated financial statements prepared under U.S. GAAP.

f)            Fair value measurements

In September 2006, the SFASB issued SFAS No. 157 “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and was applicable to the Company beginning in the first quarter of 2008. Prospective application is required for the Company. The Company is currently evaluating the impact of SFAS 157.

g)           Recent U.S. Accounting Pronouncements

i)	SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS 162”)

In May 2008, the SFASB issued SFASB Statement No. 162, which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. FAS 162 is effective 60 days following the Security and Exchange Commission’s (“SEC”) approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with GAAP.” The Company does not expect the adoption of FAS 162 to have and impact on the Company’s consolidated financial position, results of operations or cash flows.

ii)	SFAS No. 141 R, Business Combinations (“SFAS 141R”)
In November 2007, the FASB issued SFAS 141R which establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. SFAS 141R also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R is effective for the Company’s fiscal year beginning January 1, 2009. Management is currently evaluating the requirements of SFAS No. 141R and has not yet determined the impact on its financial statements.

iii)	SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (“SFAS 160”)
In November 2007, the FASB issued SFAS 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51. SFAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS 160 is effective for the Company’s fiscal year beginning January 1, 2009. SFAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of SFAS 160 will be applied prospectively. Management is currently evaluating the requirements of SFAS No. 160 and has not yet determined the impact on its financial statements.

Consolidated schedule of share capital since inception

	Number	Price	Amount
For cash	1,500,000	$0.10	$150,000
Balance, December 31, 1999	1,500,000		150,000
For cash	1,500,000	0.16	240,222
Balance, December 31, 2000, 2001, 2002	3,000,000		390,222
For cash	11,500,000	0.50	5,109,766
Conversion of special warrants	2,400,000	0.16	375,000
Agent's administration	10,000	0.50	5,000
For finders' fee	500,000	0.50	250,000
For mineral property	200,000	0.50	100,000
Issuance to acquire Lexington	200,000	0.90	180,000
For cash on exercise of warrants	5,183,995	0.20 - 0.75	3,068,996
For cash on exercise of stock options	100,000	0.20 - 0.50	26,000
Balance, December 31, 2003	23,093,995		9,504,984
For mineral property	1,358,793	0.62 - 2.00	1,578,752
For cash on exercise of warrants	1,236,750	0.20 - 0.75	480,562
For cash on exercise of stock options	140,000	0.20 - 0.77	68,070
Balance, December 31, 2004	25,829,538		11,632,368
For cash	7,201,176	0.94	6,771,672
For mineral property	1,654,679	0.70 - 0.95	1,337,289
For cash on exercise of warrants	1,400,755	0.50 - 0.75	1,046,566
For cash on exercise of stock options	105,500	0.20 - 0.50	24,290
Balance, December 31, 2005	36,191,648		20,812,185
For cash pursuant to private placement	245,716	2.35	577,433
For mineral property	85,043	2.25 - 2.75	204,431
For cash on exercise of warrants	944,503	1.35	1,275,079
For cash and contributed surpluson exercise of stock options	461,700	0.50 - 4.04	564,814
Balance, December 31, 2006	37,928,610		23,433,942
For cash pursuant to private placement	5,760,000	7.25 - 15.50	59,955,443
For cash and contributed surplus on exercise of warrants	2,883,486	1.35 - 10.00	6,468,783
For cash and contributed surpluson exercise of stock options	382,100	0.50 - 9.40	1,247,472
Balance, December 31, 2007	46,954,196		$91,105,640
For cash and contributed surplus on exercise of warrants	1,137,000	10.00	13,588,444
For cash and contributed surpluson exercise of stock options	1,064,370	0.50 - 5.36	2,328,932
Balance, December 31, 2008	49,155,566		107,023,016

MAG SILVER CORP. (An exploration stage company) Annual Management Discussion & Analysis For the year ended December 31, 2008
Dated: March 13, 2009

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 328 550 Burrard Street Vancouver, BC V6C 2B5	604 630 1399 phone 866 630 1399 toll free 604 484 4710 fax	TSX: MAG NYSE-A: MVG www.magsilver.com info@magsilver.com

MAG SILVER CORP.
(An exploration stage company)

Annual Management Discussion & Analysis
For the year ended December 31, 2008

MAG Silver Corp. (“we”, “MAG” or the “Company”) is a company focused on the acquisition, exploration and development of district scale projects located in the Mexican silver belt.  We are based in Vancouver, British Columbia, Canada.  Our common shares trade on the Toronto Stock Exchange under the symbol MAG and on the New York Stock Exchange Alternext US (formerly AMEX) under the symbol MVG.  The Company is a “reporting issuer” in the Provinces of British Columbia, Alberta and Ontario.

The following management discussion and analysis (“MD&A”) of MAG focuses on the financial condition and results of operations of the Company for the years ended December 31, 2008 and 2007.  It is prepared as of March 13, 2009 and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2008 and the audited consolidated financial statements of the Company for the year ended December 31, 2007, together with the notes thereto.  All dollar amounts referred to in this MD&A are expressed in Canadian dollars except where indicated otherwise.

The global economic environment has deteriorated significantly since the filing of the Company’s last MD&A dated November 13, 2008.  Lower commodity prices, currency fluctuations, banking and institutional failures, restricted credit availability and a general reduction in the availability of equity financing create a more uncertain environment for the Company’s securities.  The Company remains financially strong and will monitor the risks and opportunities of the current environment carefully. Other risks and uncertainties faced by the Company are listed under “Risks and Uncertainties” below and under “Risk Factors” in the Company’s Annual Information Form (“AIF”).

The Company believes it is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the Internal Revenue Code of 1986, as amended, and believes it will be a PFIC for the foreseeable future.  Consequently, this classification may result in adverse tax consequences for U.S. holders of the Company’s Common Shares. For an explanation of these effects on taxation, U.S. shareholders and prospective U.S. holders of the Company’s common shares are encouraged to consult their own tax advisers.

Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action.  These may include estimates of future production levels, expectations regarding mine production and development programs and capital costs, expected trends in mineral prices and statements that describe future plans, objectives or goals.  There is significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as discussed under “Risks and Uncertainties” in this MD&A and other risk factors and forward-looking statements listed in the Company’s AIF.  More information about the Company including its AIF and recent financial reports are available on SEDAR at www.sedar.com and on SEC’s IDEA website at http://idea.sec.gov.

Unless otherwise specifically noted herein, all scientific or technical information in this MD&A, including reserve estimates was based upon information prepared by or under the supervision of Dr. Peter Megaw, Ph.D., C.P.G., a certified professional geologist who is a “Qualified Person” for purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“National Instrument 43-101”).

Cautionary Note to Investors Concerning Estimates of Indicated Resources

This MD&A uses the term "Indicated Resources".  MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This MD&A uses the term "Inferred Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "Inferred Resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under Canadian National Instrument 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

HIGHLIGHTS FOR 2008

•
At December 31, 2008, the Company's cash position was $52.26 million.  The Company’s cash is invested with the Royal Bank of Canada in guaranteed investment certificates or in a current account.  The Company has no debt.

•
For the year ended December 31, 2008, the Company incurred $1,926,488 (2007: $931,891) in property acquisition costs and $13,336,644 (2007 - $5,987,128) in exploration expenditures on 100% held properties.

•
The Company has budgeted an aggregate $17.0 million in 2009 for the Juanicipio Joint Venture and high-priority targets on four of its wholly-owned properties in Mexico.  A 25,000 metre drilling program is scheduled for Juanicipio while a further 30,000 metres of diamond drilling is planned for the Company’s wholly-owned projects.

•
On December 1, 2008, the Company was advised of the intention of Fresbal Investments Ltd., a subsidiary of its joint venture partner, Fresnillo plc, to make an unsolicited take-over bid for all of the Company's outstanding common shares not currently held by Fresnillo and its affiliates at an offer price of US$4.54 cash per share. Fresnillo, an insider by virtue of its approximately 19.83% interest in the Company, triggered the requirement for a formal valuation by an independent valuator under the supervision of an independent committee of the Company's board of directors.  On February 1, 2009 the Company announced that the valuation had been suspended after the independent committee determined that a proper valuation could not be completed without critical information which is in the sole possession or control of Fresnillo and which Fresnillo has refused or neglected to provide to MAG or the valuator.  Fresnillo has asked the Ontario Securities Commission ("OSC") to review this decision.  A determination by the OSC is still pending.

SELECTED ANNUAL INFORMATION AND FINANCIAL PERFORMANCE

The following table summarizes selected financial data for the Company’s three most recently completed financial years.  The information set forth below should be read in conjunction with the consolidated audited financial statements and related notes thereto.

	Year ended Dec. 31, 2008	Year ended Dec. 31, 2007	Year ended Dec. 31, 2006
Revenues(1)	$1,964,680	$915,604	$208,593
Net Loss(2)	$(5,872,889)	$(8,149,258)	$(3,866,567)
Net Loss per Share	$(0.12)	$(0.19)	$(0.10)
Total Assets	$95,147,510 (3)	$85,061,932 (3)	$18,930,558 (3)
Long Term Debt	Nil	Nil	Nil
Dividends	Nil	Nil	Nil

Notes:
(1)
The Company’s only source of revenue during the years ending December 31, 2006 to 2008 was interest revenue from GIC’s held by the Company.  The amount of interest revenue earned correlates directly to the amount of cash on hand during the year referenced.

(2)
Excluding the stock compensation expense which totalled $2,539,011 in 2008, $5,256,566 in 2007 and $2,341,159 in 2006, the Company’s net loss has been increasing during the years ending December 31, 2006 to 2008 due to several factors.   When one removes the effect of stock compensation expense from the recorded annual net loss, the amounts become $3,333,878; $2,892,692 and $1,525,408 for 2008, 2007 and 2006 respectively.  The general year-on-year increase in this modified loss value is explained by the growth in the Company and its activities as described under “Financial Performance” below.

(3)
Total assets have been increasing year-on-year primarily as a result of the Company’s cash balance, interest revenue and continued investment in mineral properties.  At the end of 2008, the Company held $52,262,561 in cash and cash equivalents compared to $60,147,307 at December 31, 2007 and $3,506,930 at December 31, 2006.

The Company’s revenues are higher for 2008 compared to 2007 due to interest earned on larger cash balances throughout the entire year.  The net loss for 2008 is lower than in the prior year due to lower filing and transfer agent fees, a gain in foreign exchange and lower stock based compensation calculated on options granted during the year.  Stock based compensation expense is a non-cash charge which decreased in 2008 primarily due to lower volatility in the Company’s share price.

The Company has not declared or paid dividends on its common shares.  The Company has no intention of paying dividends on its common shares in the near future, as it anticipates that all available funds will be used to finance the growth of its business.

FINANCIAL PERFORMANCE

At December 31, 2008, the Company had cash and cash equivalents on hand of $52,262,561 versus $60,147,307 for the period ended December 31, 2007.  The Company’s cash and cash equivalents are largely due to a financing completed late in 2007 and warrant exercises completed early in 2008.  On November 27, 2007, the Company closed a bought deal private placement of 3.0 million common shares of the Company at a price of $15.50 per share for gross proceeds of $46.5 million.  In February 2008 all outstanding warrants were exercised for gross proceeds of $11.37 million.

After deducting interest earned for the year ended December 31, 2008 of $1,964,680 compared to interest earned of $915,604 for the year ended December 31, 2007, the operating loss for the year ended December 31, 2008 was $5,872,889 compared to an operating loss for the same period in 2007 of $8,149,258.

The current year loss includes a mineral property write-off of $1,221,019 (2007: $763,434) and $2,539,011 (2007: 5,256,566) as a non-cash charge for stock compensation expense. In 2008 the Company wrote off $1,221,019 in respect of its Sello property due to the Company’s decision to terminate its option agreements in respect of this property.  Excluding the mineral property write-off and stock compensation expenses, the net loss for 2008 would be $2,112,859 (2007: $2,129,258).  See Notes 7 and 8(b) to the Company’s December 31, 2008 audited financial statements for additional details.

Stock compensation expense is one of the Company’s largest administration expenses.  The fair value of all stock-based compensation for the Company is estimated using the Black-Scholes-Merton option valuation model and is recorded in operations or capitalized against properties over the vesting period of the options.  This option pricing model uses various data inputs such as: if dividends are paid, the weighted average volatility of the Company’s shares price, an annual risk-free interest rate, an expected term of the option, as well as the market price of the Company’s shares.  As the Company’s share price decreased from a high of the $16 range in 2007 to the $5 range in 2008, the calculated fair value of options granted in 2007 also decreased compared to options granted in 2008.

General and administrative expenses for the year ended December 31, 2008, not including mineral property write-offs or stock compensation expenses, amounted to $4,077,539 (2007: $3,044,862).  Increases occurred in audit and accounting fees (2008: $415,647 versus 2007: $319,896) due to regulatory compliance work in Canada and the United States and as a result of management’s decision to implement quarterly review engagements by the Company’s auditors.  The Company is also required to comply with Sarbanes-Oxley legislation in the United States resulting in additional costs for the review, assessment and documentation of the Company’s internal and disclosure controls as well as costs relating to an independent review and assessment of the Company’s findings.  Filing and transfer agent fees decreased in the period (2008: $148,866 versus 2007: $405,844) as 2007 included $345,554 in application and listing fees for the Company’s advancement to the Toronto Stock Exchange and its listing on the American Stock Exchange..  Telephone and office expenses in the aggregate amount of $506,332 for 2008 (2007: $389,980) increased due to higher activity levels and an increase in office rental costs.  Management and consulting fees increased to $1,528,630 (2007: $778,228) due to the hiring of additional employees and an increase in the number of directors in late 2007, resulting in higher non-executive directors fees and higher salaries and bonuses paid in 2008.

During the year ended December 31, 2008 the Company entered into new or amended employment agreements with three officers and three key employees.  These new or amended agreements include change of control provisions.  Should a change of control of the Company occur in the next two years, the change of control compensation for these six employees would amount to an aggregate of approximately $1.5 million.  During the year ended December 31, 2008, the Company also entered into retention agreements with five directors of the Company.  These agreements include change of control provisions.  Should a change of control of the Company occur in the next two years, as at December 31, 2008, the change of control compensation for these five directors would amount to an aggregate of approximately $160,000.

Other smaller items account for the balance of general and administrative costs for the period.  The Company occupies office space and receives administrative services on a contract basis.

REVIEW OF OPERATION AND PROJECTS

During the year ended December 31, 2008, the Company incurred $1,926,488 in property acquisition costs (2007: $931,891).  Exploration expenditures for the same period amounted to $13,336,644 (2007: $5,987,128).  Exploration results to date have warranted expanded drilling programs on the Cinco de Mayo property (see property reviews below), accounting for most of the increase in exploration expenditures for the current period.

The following discussion is a summary of, and an update to, disclosure in documentation filed with regulatory agencies and available for viewing under MAG’s profile on the SEDAR website at www.sedar.com and on SEC’s IDEA website at http://idea.sec.gov.

Juanicipio Property

The Company holds 44% of Minera Juanicipio S.A. DE C.V. (“Minera Juanicipio”) which owns and operates the Juanicipio property located in the Fresnillo District, Zacatecas State, Mexico.  Fresnillo plc holds the remaining 56% interest in the joint venture.  The Juanicipio property comprises three key silver veins: the Valdecañas Vein, the Juanicipio Vein and the Encino Vein.

A total 26,050 metres of diamond drilling was completed on the Valdecañas Vein and 2,810 metres on the Juanicipio Vein in 2008. The drill program continued to yield high grade returns.  A total of 57 bore holes have been completed on the property since drilling began in 2003 through December 31, 2008.  Collectively these intersections combined to show the high grade silver gold zone to have a vertical height of almost 500 metres and have established a strike length for this zone of approximately 1,500 metres.  The holes drilled in 2008 helped to fill in the central portion of the eastern half of the Valdecañas Vein where there had previously been a significant gap between drill intercepts.  They also began to fill in areas to the west at depth.  Most of the holes reported in 2008 were outside of the 2008 initial inferred resource estimate for the Valdecañas Vein.

Results from two holes in 2008, holes 17P and 18P, confirmed the continuity and the presence of a second high grade vein on the Juanicipio property named the Juanicipio Vein.  A re-interpretation of drilling results in 2008 also indicated the presence of an antithetic vein to the Valdecañas Vein named the Encino Vein.  Such vein geometry is not uncommon in the Fresnillo district and the Encino Vein has the potential to add significant tonnage to the currently known deposit.  This newly interpreted high grade silver vein will be one of several drilling targets to be further delineated in 2009.

Remaining untested areas with the potential for additional new resource ounces include the down-dip area of the western part of the Valdecañas Vein on sections G, I and F and the up-dip area of the eastern part of the Valdecañas Vein in the vicinity of sections R, S and T.   Many of these areas will be drilled as a part of the 2009 drill campaign on the property.

On June 18, 2008, Minera Juanicipio announced a resource estimate for the Valdecañas Vein. The total inferred resource estimate was 237.8 million ounces of silver.  In addition to the silver, the resource estimate also contains inferred resources of 480,000 ounces of gold and almost 1 billion pounds of combined lead and zinc (457,700 tonnes).  Details of this resource estimate can be found in the Company’s press release dated June 18, 2008 which is available www.sedar.com and http://idea.sec.gov.

SRK Consulting (Canada), Inc. (“SRK”) was commissioned by MAG to prepare an updated technical report for the Valdecañas deposit.  National Instrument 43-101 is a rule developed by the Canadian Securities Administrators which established standards for certain public disclosure of scientific and technical information concerning mineral projects. The requirements of National Instrument 43-101 are not the same as those of the SEC.

A 2009 exploration program agreed to by the Juanicipio Joint Venture includes 25,000 metres of drilling to further define the Valdecañas Vein and to extend the Juanicipio and Encino veins and test of prospective targets. At the time of writing, four drills were turning on Juanicipio.  The Company expects to contribute US $1.76 million as its 44% of the cost of the 2009 exploration program for the Juanicipio Joint Venture.

An updated National Instrument 43-101 compliant resource estimate was completed in March 2009 by Scott Wilson Roscoe Postle Associates Inc. (the “Updated Resource Estimate”).  The Updated Resource Estimate confirms Valdecañas as a world class deposit, with the first Indicated Resource for the Valdecañas Vein (including the Hanging Wall Vein) of 2.95 million tonnes of 879 grams per tonne (g/t) silver, 2.22 g/t gold, 2.39% lead and 4.15% zinc.  The Inferred Resource (Valdecañas, Footwall and Hanging Wall Veins and the Stockwork Zone) reports 7.21 million tonnes of 458 grams g/t silver, 1.54 g/t gold, 1.89% lead and 3.14% zinc.

The total contained metals in the Indicated Resource are 83 million ounces of silver, 210,000 ounces of gold and 155 million pounds of lead and 269 million pounds of zinc. The Inferred Resources contain an additional 106 million ounces of silver, 356,000 ounces of gold and 301 million pounds of lead and 498 million pounds of zinc.

A description of the methodology used for the Updated Resource Estimate and full details thereof can be found in the Company’s press releases dated February 24, 2009 and March 4, 2009, both of which are available on SEDAR at www.sedar.com and on the SEC’s IDEA website at http://idea.sec.gov.

Qualified Person
The updated mineral resources for the Juanicipio Joint Venture disclosed in the discussion above have been estimated by Dr. William Roscoe, P.Eng and Mr. David Ross, P.Geo., both employees of Scott Wilson RPA and independent of MAG.  By virtue of their education and relevant experience Dr. Roscoe and Mr. Ross are "Qualified Persons" for the purpose of National Instrument 43-101.  The mineral resources have been classified in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves (December 2005).  Dr. Roscoe, P.Eng., and Mr. Ross, P.Geo. have read and approved the contents of this MD&A as it pertains to the March 2009 mineral resource estimate by Scott Wilson Roscoe Postle Associates Inc.  A National Instrument 43-101 technical report documenting the mineral resource estimate will be filed on SEDAR before April 10, 2009.

The Company has advanced Minera Juanicipio a cumulative cash total of $8,429,689 for its 44% of acquisition and exploration costs to December 31, 2008 (2007 - $6,025,018).  From the total advanced to December 31, 2007 the Company received an amount of $2,509,553 back as a repayment from Minera Juanicipio for the Company’s contribution of mineral rights.  Costs incurred by the Company prior to the formation of Minera Juanicipio in December 2007 were comprised of acquisition costs of $919,458 and exploration costs of $2,230,216.  None of these costs or advances discussed herein takes into account subsequent currency translation adjustments.

Cinco de Mayo Property

The Cinco de Mayo property is located approximately 190 kilometres north of the city of Chihuahua, in northern Chihuahua Sate, Mexico. Cinco de Mayo is the most advanced of MAG’s five Carbonate Replacement Deposit (“CRD”) style targets.  Approximately 44,553 metres were drilled at Cinco de Mayo in 2008.  Historically to December 31, 2008 the Company has drilled approximately 55,556 metres on the property.  The Company is currently undertaking a preliminary resource calculation for the project.

Drilling in 2008 intersected widespread and high grades of silver/lead/zinc mineralization and exploration to date has defined a coherent massive sulphide sheet, or manto, of at least 2,000 metres strike length that remains open, suggesting the presence of a large system characteristic of many of the large CRD mines in the Chihuahua Trough. MAG’s focus is to determine the overall extent of the CRD system and drilling will be split between following the José Manto towards its source, and seeking both the source and additional mineralization centres elsewhere on the property.

Highlights from 2008 drilling included six holes reported on July 8, 2008, Holes 29 and 35 through 39, which extended the José Manto to an area of at least 300 metres by 400 metres and mineralization in outlying Hole 32 suggested an extension of an additional 600 metres to the southeast. The best new intercept was Hole 08-39, which cut 3.46 metres of 612 grams per tonne (g/t) silver (17.8 opt), 11.59% lead and 13.20% zinc: including 2.36 metres of 772 g/t silver (22.5 opt), 13.42% lead and 16.39% zinc.

Assay results reported on September 18, 2008 from an additional 15 diamond drill holes (08-40 to 08-54), ten of which encountered mineralization, confirmed extension of the José Manto to a strike length of at least 2,000 metres, which remains open along strike and to the southwest. Returns were notable for high grades of zinc and lead, along with the high grade silver; latest results also show significant gold values, with Hole 08-48 returning 1.50 metres of 6.89 g/t (0.20 opt) gold, 370 g/t (10.8 opt) silver, 19.15% lead and 9.46% zinc. The latest holes also contain appreciable amounts of scheelite (tungsten) bearing skarn, suggesting proximity to the source of the mineralization.

The company continues to refine its geological model, employing a variety of geophysical methods to “see through” the alluvial cover and improve drill target vectoring. Gravity and induced polarization surveys completed in late spring and early fall proved to be effective techniques that complement the airborne surveys which successfully spotted the original discovery hole in late 2007.

Drilling continues in 2009 with 3 rigs currently turning as part of a proposed 15,000 metre drill operation to follow up on last year’s significant intersections.

The Company spent $7,997,357 in exploration costs at Cinco de Mayo in 2008 (2007; $1,562,205).  The Company has spent historical totals of $10,773,036 in exploration costs $1,373,416 in acquisition costs at Cinco de Mayo to December 31, 2008.  Exploration programs at Cinco de Mayo by the Company for 2008 were budgeted for approximately $2.4 million.  However, results warranted accelerated and expanded programs. The Company’s budgeted exploration programs at Cinco de Mayo for 2009 are approximately $4,000,000.

The Batopilas (Don Fippi) Property

The 100%-owned Batopilas project area covers 4,800 hectares in the historic Batopilas Silver District in southwestern Chihuahua, which produced some 300 million ounces of silver between 1632 and 1912. The Batopilas land package, assembled in 2003 by MAG, represents 94% of the Batopilas Native Silver District and the first-ever consolidation of the district’s 70-plus mines and mineral occurrences. Drilling to date has returned numerous high-grade silver intercepts and encountered widespread lower grade silver lead and zinc mineralization.

The first half of 2008 was active with a total of eight holes successfully drilled for a total of 3,721 metres between January and late June, 2008. An additional hole was abandoned after three attempts to set casing totaling 103 metres failed to engage bedrock. Three kilometres of trenching/road building and sampling were also completed in the Animas Area.

The 2008 drill program was designed to address three major objectives: (1) test geologic concepts developed from the 2007 mapping program, most importantly the link between mineralization and district zoning with respect to a major dike and vein confluence (the Asterisk) on the south flank of Animas Ridge; (2) test geophysical targets generated by the 2007 airborne Mag-EM survey; and (3) prepare the holes for a proposed pulse electromagnetic down hole survey.

Results were highlighted by returns from Hole BA08-21 in the Animas Ridge area which encountered a broad zone of silver-lead-zinc mineralization, a total core length of 61.2 metres grading 20.5 g/t silver, 0.66% lead and 0.84% zinc.

Drill testing in the 2008 program proved to be consistent with a new geologic model being developed by the Company. Overall, mineralization, structural density and diking appear to increase to the SW, which strongly supports the model interpretation that a major intrusion center with radial diking and mineralized veining that may be the center of district zoning.  The results of the 2008 program combined with past results strongly suggest that additional exploration be directed towards the south side of the Las Animas ridge.

Work on the property was largely curtailed in the third-quarter period and remained so for the balance of the year, partly as a cost-saving measure, and also to allow time for revaluation of data and planning future programs on this large, complex project.

The Company spent $1,453,184 in exploration costs at Batopilas in 2008 (2007: $1,261,568) and has spent historical totals of $4,797,597 in exploration costs and $1,422,672 in acquisition costs to December 31, 2008.  The Company’s budgeted exploration programs at Batopilas for 2009 are approximately $200,000.

Lagartos Land Package

The Company owns a 135,000 hectare land package called Lagartos surrounding the Juanicipio property. Two claim groups, Lagartos NW and Lagartos SE, northwest and southeast of the Juanicipio Joint Venture, lay along the “Fresnillo Silver Trend”, a large regional structural zone hosting the world class Guanajuato, Zacatecas and Fresnillo epithermal silver-gold vein districts.

At Lagartos NW, a 5,000-metre drill program was conducted early in 2008, designed to test the depth of the alluvial cover on the eastern boundary of the claim block. Test drilling indicated that the depth of the alluvial cover exceeds 800 metres, not at all practical to consider further exploration in this area.  Focus then turned to Lagartos SE. The Company’s holdings cover the eastern and western extensions of the major past producing vein sets such as the Veta Grande and the Mala Noche Veins.

Initial surface reconnaissance work at Lagartos SE located a series of previously worked veins on the eastern side of the Zacatecas district and sampling returned high grade silver. Subsequent geological and geophysical work identified six drill targets that were part of a 4,000 metre drill program which commenced in late October 2008. As of February 2009, two drills were still turning. Results are pending.

The Company spent $2,194,389 in exploration costs on the combined Lagartos land package in 2008 (2007: $2,143,640) and has spent historical totals of $6,535,390 in exploration costs and $86,490 in acquisition costs to December 31, 2008.  The Company’s budgeted exploration programs at Lagartos for 2009 are approximately $1,300,000.

Guigui Property

Guigui is a 100%-owned 4,500-hectare property in the Santa Eulalia Mining District, home to the world’s largest CRD camp, producing nearly 450 million ounces of silver and substantial amounts of lead and zinc over the nearly 300-year period from 1702-2001.

Past work on the property has included airborne electromagnetic and magnetic surveys which combined with a substantial database accumulated since 2006 will inform planning of future exploration. However, only minimal work was done on maintaining the Guigui project during 2008.

The Company spent $12,529 in exploration costs on the Guigui property in 2008 (2007: $74,107) and has spent historical totals of $1,462,929 in exploration costs and $1,571,172 in acquisition costs to December 31, 2008.  The Company’s budgeted exploration programs at Guigui for 2009 are approximately $135,000.

Sierra de Ramirez Property

Sierra Ramirez is another large 100%-owned CRD prospect (65 square kilometres) within the Sierra Ramirez District in eastern Durango State, approximately 80 kilometres west of the famous Providencia-Concepcion del Oro, Zacatecas District. Historically, this district has produced high-grade silver ores (1-3 kg/t) from Spanish colonial times to the 1960s.

Work to date since 2004 has included district-scale mapping and sampling, magnetic and electromagnetic surveying, and structural and geological mapping completed in the current year. Scheduled drilling for 2008 was delayed up until year-end due to budgetary and market considerations.

However, subsequent to year-end, drilling began at Sierra Ramirez as part of the 2009 exploration program approved by the Board, focused on MAG’s most immediately prospective projects. At the time of writing, two drills were turning at Sierra Ramirez.

The Company spent $130,643 in exploration costs on the Sierra de Ramirez property in 2008 (2007: $285,498) and has spent historical totals of $565,271 in exploration costs and $1,359,747 in acquisition costs to December 31, 2008.  The Company’s budgeted exploration programs at Sierra de Ramirez for 2009 are approximately $870,000.

Other Properties

Five new 100% owned projects have been established in the last few years.  Most of these projects are in the early exploration stage.  Notable amongst these five new properties are:

Salemex Property
The Salemex property comprises three claim blocks optioned in June and November of 2008 covering 8,663 hectares in the state of Chihuahua. A CRD prospect, Salemex is located within the Santa Eulalia Mining District, the world’s leading CRD producer, and approximately 30 kilometres north of Grupo Mexico’s San Antonio Mine. During the fourth-quarter 2008, drill targets were prepared for the property and by January 2009, two drills were turning. Results are pending.  The Company’s budgeted exploration programs at Salamex for 2009 are approximately $885,000.

Nuevo Mundo
The Nuevo Mundo property is in the eastern Zacatecas State and is geologically located along the structural trend known to host CRDs and all of our CRD projects (Sierra Ramirez, Guigui and Cinco de Mayo). It is also not far from Peñasquito and ties onto the eastern boundary of the Camino Rojo gold discovery of Canplats Resources. Reconnaissance work has been carried out and results are pending.  The Company’s budgeted exploration programs at Nuevo Mundo for 2009 are approximately $165,000.

La Lorena
The La Lorena property is located just north of the Guanajuato Silver Mining District within the Fresnillo Silver Trend and was identified from field work as a Juanicipio look-alike and staked in early 2008. Lorena displays similar surface alteration and trace element geochemistry is of the same magnitude that defined the active structures drilled at Juanicipio and Valdecañas. A past producing kaolin (clay) pit forms the centre of the target and clearly marks the top of a hydrothermal system common to the genesis of the majority of the producing veins of the Fresnillo Silver Trend. Several areas have been targeted for follow-up.  Drilling was initiated in late October 2008 and 3,151 metres had been drilled to December 31, 2008. Results were inconclusive.  The Company’s budgeted exploration programs at La Lorena for 2009 are approximately $140,000.

OUTLOOK

The Company continues to explore its properties in Mexico and, although the Company’s working capital position remains strong, the Company will execute its business plan cautiously into 2009.  Given the intended takeover bid announced by Fresnillo plc in December 2008, the Company is pursuing an aggressive exploration program in early 2009 in order to establish as much value as possible in the Company’s non-Juanicipio land package.  The Company has assessed the carrying values of its mineral properties as a result of current market conditions.  Based on current and expected metals prices and cost structures, management has determined that the values of the Company’s mineral properties have not been impaired at this time. However, should current market conditions and commodity prices worsen and/or persist for a prolonged period of time, an impairment of mineral properties may be required.

In January 2009, Fresnillo and MAG approved a 2009 exploration program based on the recommendation of Minera Juanicipio’s Technical Committee totaling US $4.0 million and an engineering budget of US $500,000 for Minera Juanicipio.  To March 4, 2009, the Company has advanced approximately US $7.3 million in total to Minera Juanicipio.

MAG has approved an exploration budget of its own for approximately $17.0 million for 2009. Of this amount, $2.50 million (approx. US$1.98 million) is allotted for the Company’s 44% share of Minera Juanicipio’s 2009 total budget of US$4.0 million for exploration plus US$500,000 for preliminary exploration.  The balance of approximately $14.5 million is earmarked for ten MAG-owned properties in Mexico.  Planned expenditures include the diamond drilling of almost 30,000 metres of core on five separate properties, air and ground based geophysical surveys, trenching, road building, mapping, sampling, geological modeling, surface rights acquisitions, taxes and land payments and overhead costs.  Diamond drilling is expected to continue on the "José Manto" at Cinco de Mayo where MAG is outlining a new and potentially significant sulphide silver/lead/zinc carbonate replacement discovery. Drilling is also planned for 2009 at Sierra Ramirez/El Pavo, Lagartos SE and Salemex. Drilling at Juanicipio by operator Fresnillo plc is expected to continue at roughly the same level in 2009 as it did in 2008 at approximately 25,000 metres.  Presently, MAG has three drills operating at Cinco de Mayo and two drills at each of Lagartos SE and Sierra Ramirez.  Single drills are turning at Salamex and Neuvo Mundo.  At Juanicipio, four drills in total are operating.

OUTSTANDING SHARE DATA

The Company’s authorized capital consists of an unlimited number of common shares without par value.  As at March 13, 2009, the following common shares and stock options were outstanding:

	Number of	Exercise	Remaining
	Shares	Price ($)	Life (mos/years)
Capital Stock	49,210,566
Stock Options	3,253,407	$1.06 - $14.70	12 mos to 5 years
Diluted	52,463,973

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters:

Quarter Ending	Revenue(1)	Net Loss(2)	Net Loss per share
December 31, 2008	$313,847	$(1,610,743)	$(0.04)
September 30, 2008	$446,078	$(381,128)	$(0.01)
June 30, 2008	$545,586	$(1,091,881)	$(0.02)
March 31, 2008	$659,169	$(2,789,137)	$(0.05)
December 31, 2007	$387,939	$(3,364,017)	$(0.07)
September 30, 2007	$211,108	$(351,375)	$(0.01)
June 30, 2007	$200,002	$(2,181,524)	$(0.05)
March 31, 2007	$116,555	$(2,252,342)	$(0.06)

Notes:
(1)
The Company’s primary source of revenue during the quarters listed above was interest revenue from GIC’s held by the Company.  The amount of interest revenue earned correlates directly to the amount of cash on hand during the period referenced.

(2)
Net losses by quarter are often materially affected by the timing and recognition of large non-cash expenses or write-offs.  When adjusting these non-cash charges the results for the quarters listed show a more consistent trend, with a general growth in expenses over time that is consistent with the Company’s increased exploration and corporate activities over the periods as described above at “Financial Performance”.

FOURTH QUARTER

During the fourth-quarter period ended December 31, 2008, three drills were turning on the Juanicipio property. These drills targeted the Valdecañas Vein on a 100 by 100 metre grid in a program designed to upgrade resource figures from inferred to indicated as part of an updated 43-101 compliant resource estimate scheduled for completion in early 2009. Several more high-grade intercepts were returned in later 2008, further confirming continuity of  the high-grade bonanza zone; Hole NE in the central portion of the Valdecañas Vein returned 1,338 g/t (39.0 opt), 3.56 g/t gold, 1.63% lead and 7.37% zinc over a true width of 3.37 metres.

Additionally, the discovery of a new high-grade vein, called the Encino Vein, was reported as the result of a reinterpretation of a hole drilled in 2007 (returning 1,843 g/t (53.7 opt) silver, 4.43 g/t gold, 3.54% lead and 5.96% zinc over a true width of 3.41 metres). This hole was initially labeled as a down-dip extension of the Valdecañas Vein. Subsequent nearby intercepts of the Valdecañas Vein indicate that the Encino is a separate north-dipping vein about 200 metres above the south dipping Valdecañas. Such closely-spaced vein sets with opposing dips are common in the Fresnillo Silver District and the Encino discovery represents significant new exploration potential, with the Valdecañas remaining open down-dip, the Encino open along strike in both directions, and its intersection with the Valdecañas providing a highly prospective target.

In December 2008, a meeting of the Technical Committee of Minera Juanicipio (owned 44% MAG and 54% by Fresnillo) was convened and a budget for 25,000 metres of drilling on the Juanicipio property was approved.   This approved drilling program resulted in an exploration budget of US$4.0 million in 2009 for Minera Juanicipio.  In January 2009, the Board of Directors of Minera Juanicipio approved this exploration budget and further approved a US$500,000 budget for preliminary engineering studies.

During the fourth-quarter, drilling activity on the 100% owned Cinco de Mayo property in northern Chihuahua State was reduced from three rigs to two. This was a cost-saving measure in response to the dramatic market downturn in the final quarter of 2008.

Assay results from nine holes drilled on the Cinco de Mayo property during the period, focused on establishing the district-scale extent, zoning and geological controls on mineralization in what is emerging as a large Carbonate Replacement system, were reported in December. Highlights included high-grade intercepts of  487 g/t (14.2 opt) silver, 8.97% lead and 16.45% zinc over 5.57 metres, and 236.6 g/t (6.9 opt) silver, 1.19 g/t gold, 2.23% lead and 13.35% zinc over 2.52 metres. Results continued to demonstrate the expected transition from the massive sulphides of the José Manto to higher temperature silver-lead-zinc (gold) mineralization and alteration styles leading towards the system's source.

At the 100% owned Lagartos SE property, the Company’s holdings cover the eastern and western extensions of the major past producing vein sets such as the Veta Grande and the Mala Noche Veins.  Initial surface reconnaissance work at Lagartos SE located a series of previously worked veins on the eastern side of the Zacatecas district and sampling returned high grade silver. Subsequent geological and geophysical work identified six drill targets that were part of a 4,000 metre drill program which commenced in late October 2008. As of February 2009, two drills were still turning. Results are pending.

La Lorena is located just north of the Guanajuato Silver Mining District within the Fresnillo Silver Trend and was identified from field work as a Juanicipio look-alike and staked in early 2008. Drilling, to total 3,000 metres, was initiated in late October and 1,081 metres had been drilled to the end of October. Drilling continues and results are pending.

Proposed Fresnillo Offer

On October 15, 2008, the Company announced that it had established a Special Committee of the Board of Directors to consider strategic alternatives in response to the acquisition by Fresnillo plc of 19.83% of the Company's shares. On December 1, 2008, the Company was advised of the intention by a subsidiary of Fresnillo plc to make an unsolicited take-over bid for all of the outstanding shares of the Company not already owned by Fresnillo and its affiliates at a price US$4.54 per share.  This price represents a discount of approximately 4.5% to the closing price of the common shares on the NYSE Alternext on the day preceding Fresnillo's announcement.  As a result of Fresnillo's share ownership, it is considered an insider of the Company under applicable securities laws.  Accordingly, a valuation is required to be obtained at Fresnillo’s expense under the supervision of an Independent Committee of the Company's directors.

The independent valuation process was commenced in December 2008 with the formation of an independent committee of directors and the hiring of TD Securities and Scott Wilson Roscoe Postle Associates as independent valuator and independent technical advisor, respectively.  On February 1, 2009, the Company's Independent Committee suspended the valuation after determining that a proper valuation could not be completed without critical information which is in the sole possession or control of Fresnillo and which Fresnillo refused or neglected to provide to the Company or the Independent Valuator.  Fresnillo has since asked the OSC to review this decision to suspend the valuation and the matter is still pending.

LIQUIDITY AND CAPITAL RESOURCES

At March 13, 2009 the Company had 49,210,566 issued and outstanding common shares.  At December 31, 2008 the Company had 49,155,566 common shares issued and outstanding.  The Company issued a total of 2,201,370 common shares during the year ended December 31, 2008 for cash proceeds of $12,864,131 (2007: 9,025,586 for cash proceeds of $69,454,032). In the years ended December 31, 2008 and 2007 there were no shares issued for mineral properties.  Cash proceeds are to be spent on mineral property acquisitions, exploration and development as well as for general working capital purposes. The Company’s primary source of capital has been from the sale of equity.  At December 31, 2008 the Company had cash and cash equivalents on hand of $52,262,561 (2007: $60,147,307). The primary use of cash during the period was for mineral property acquisition and exploration expenditures of $15,263,132 (2007: $6,919,019) and investment in the Juanicipio project of $2,522,844 (2007: $3,620,630), management and consulting fees of $1,528,630 (2007: $778,228) and other general and administrative expenses of $2,548,909 (2007: $2,266,634). The Company had $53,294,549 in working capital as at December 31, 2008 compared to $60,380,130 at December 31, 2007.

Current liabilities of the Company at December 31, 2008 amounted to $1,503,417 (2007: $637,180), mostly attributable to accrued exploration (drilling) expenses.

The Company currently has sufficient working capital to maintain all of its properties and planned programs for a period in excess of two years.  In management’s opinion, the Company is able to meet its ongoing current obligations as they become due. Based on exploration results, the Company will select certain properties to complete purchase arrangements on. The Company expects to raise equity capital as it is needed.  However, there is no assurance that additional funding will be available to the Company and it may again become dependent upon the efforts and resources of its directors and officers for future working capital. Management refers the reader to Notes 9 and 10 of the annual financial statements for the year ended December 31, 2008.

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in Mexican Pesos. The Company also has cash and certain liabilities denominated in United States dollars. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates.

Contractual Obligations

The following table discloses the contractual obligations of the Company for optional mineral property acquisition payments, optional exploration work and committed lease obligations for office rent and equipment:

(Property expenditures in U.S. dollars, as per agreement)

Option Payments and Exploration Expenditures	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Sierra Ramirez Property (1)	$6,021,700	$493,750	$2,427,950	$3,100,000	Nil
Cinco de Mayo Property (2)	$350,000	350,000	Nil	Nil	Nil
Salemex Property	$2,180,000	$220,000	$660,000	$1,300,000	Nil
Other Properties	$470,000	50,000	$420,000	Nil	Nil
Total (US $)	$9,021,700	$1,113,750	$3,507,950	$4,400,000	Nil

Notes:
(1)
Of the final payment in the amount of US$650,000 for the original property option, due January 14, 2011, up to US$500,000 may be paid in common shares of the Company.  In 2007 and 2008, the Company acquired options on five other mineral rights packages surrounding the original block, resulting in the combined optional payments shown for the Sierra Ramirez Property.

(2)
Comprised of US$350,000 in option payments. Half of the remaining $350,000 option payment may be paid in common shares at a deemed price per share equal to the average trading price of MAG’s common shares for 30 calendar days prior to the date of the payment.

Other Items

The Company is unaware of any undisclosed liabilities or legal actions against the Company and the Company has no legal actions or cause against any third party at this time other than as follows.

In November 2008, the Company notified Fresnillo of various concerns arising under the Shareholders Agreement dated October 10, 2005 which governs the Minera Juanicipio joint venture (the "Shareholders Agreement").  One such concern is that Fresnillo is attempting to acquire control of the Company on an unsolicited basis in breach of the provisions of the Shareholders Agreement.  MAG has now triggered the dispute resolution provisions of the Shareholders Agreement with the result that, if matters are not resolved with Fresnillo, the disputes are expected to be referred to arbitration.

The Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

Subsequent to December 31, 2008 the Company issued 55,000 common shares between $1.06 and $5.36 on the exercise of stock options for proceeds of $153,800.

ADDITIONAL DISCLOSURE

Trend Information

Other than the obligations under the Company's property option agreements, there are no demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either increasing or decreasing at present or in the foreseeable future.  The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under property option agreements for those properties it considers worthy to incur continued holding and exploration costs upon.  The need to make such payments is a “Trend” as it is unlikely that all such obligations will be eliminated from the Company’s future business activities.  The Company intends to utilize cash on hand in order to meet its obligations under property option agreements until at least March 31, 2010.

The scale and scope of the Juanicipio project could require development capital in the years ahead exceeding the Company’s on hand cash resources.  It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. Accordingly the Company may need to raise additional capital by issuance of equity in the future.  At this time the Company has no plan or intention to issue any equity or any debt in order to raise capital.

RISKS AND UNCERTAINTIES

The Company’s securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading “Risk Factors” in the Company’s annual information form available on SEDAR at www.sedar.com and http://idea.sec.gov/idea.

Since mid calendar 2008 there has been a negative trend with regard to the market for metal commodities and related products as a result of global economic uncertainty, reduced confidence in financial markets, bank failures and credit availability concerns.  These macro-economic events have negatively affected the mining and minerals sectors in general.  The Company’s market capitalization has been significantly reduced.  Although these circumstances may improve over the longer term, the short term impact upon the Company’s liquidity and its ability to raise the capital required to execute its business plans going forward will be negative.  As a result the Company will consider its business plans and options carefully going forward into 2009.  The Company’s intends to preserve its cash balances where possible.

At December 31, 2008, the Company had a receivable of $2,190,188 from the Mexican government for value added tax (“IVA”).  Although full recovery is expected by management, recoveries to date have been intermittent.  The Company has discussed its outstanding IVA receivables with the Mexican authorities and there is no reason to believe these amounts will not be received in the current year.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

For the year ended December 31, 2008, a private company controlled by Gordon Neal, an officer of the Company received $170,424 (2007: $163,840) in compensation for consulting services.  During the year ended December 31, 2008, the Mr. Neal became an employee of the Company and received $72,085 (2007: $Nil) in compensation as salary and bonus for management services.

The Company paid or accrued non-executive directors fees of $300,750 (2007: 138,895) during the year ended December 31, 2008 (2007: $138,895).

The Company is party to a Field Services Agreement, whereby it has contracted exploration services in Mexico with MINERA CASCABEL S.A. DE C.V. (“Cascabel”) and IMDEX Inc. (“Imdex”).  Since January 2006, Peter Megaw, has been a director of MAG and a director of Cascabel and Imdex.  During the year ended December 31, 2008 the Company accrued or paid Cascabel and Imdex consulting, administration and travel fees totaling $194,500 (2007: $134,720) and exploration costs totaling $2,504,237 (2007: $1,312,826) under the Field Services Agreement.

During the year ended December 31, 2007, the Company entered into a new two year office lease agreement with Anthem Works Ltd. (“Anthem”).  Eric Carlson is a director of MAG and Anthem.  During the year ended December 31, 2008, the Company accrued or paid Anthem $83,556 (2007: $79,312) under the office lease agreement.

During the year ended December 31, 2003, the Company entered into an office services agreement with Platinum Group Metals Ltd.  R. Michael Jones is a director of MAG and Platinum Group Metals Ltd.  During the year ended December 31, 2008, the Company accrued or paid Platinum Group Metals Ltd. $135,777 (2007: $136,374) under the office services agreement.

These transactions were incurred in the normal course of business and are measured at the exchange amount which was the consideration established and agreed to by the noted parties.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Management has identified (i) mineral property acquisition and exploration deferred costs (ii) provision for reclamation and closure, (iii) future income tax provision and (iv) stock based compensation as the main estimates for the following discussion. Please refer to Note 2 of the Company’s Audited consolidated financial statements for a description of all of the significant accounting policies.

Under Canadian GAAP, the Company defers all costs relating to the acquisition and exploration of its mineral properties. Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company reviews when events or changes in circumstances indicate the carrying values of its properties to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property does create measurement uncertainty concerning the estimate of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the fair value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.

The future income tax provision is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

For its 2005 fiscal year, The Company adopted CICA Handbook Section 3870 – Stock-Based Compensation and other Stock-Based Payments, which requires the fair value method of accounting for stock options. Under this method, the Company is required to recognize a charge to the income statement based on an option-pricing model based on certain assumptions. For the year ended December 31, 2008 the assumptions were as follows; no dividends were paid, a weighted average volatility of the Company’s share price of 49%, a weighted average annual risk free rate of 3.37 per cent and an expected life of three years. The resulting weighted average option pricing resulted in an expense for stock options in the year ended December 31, 2008 of $2,539,011 (2007 - $5,256,566).

CHANGES IN ACCOUNTING POLICIES

On January 1, 2008, the Company adopted four new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants: Handbook Section 1535, Capital Disclosures ("Section 1535"), Handbook Section 3031, Inventories – (“Section 3031”), Handbook Section 3862, Financial Instruments - Disclosures ("Section 3862") and Handbook Section 3863, Financial Instruments - Presentation ("Section 3863").

 (i)           Capital disclosures – Section 1535

Section 1535, Capital Disclosures, establishes disclosure requirements regarding an entity’s capital, including (i) an entity’s objectives, policies, and processes of managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any externally imposed capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The new standard has had no impact on the consolidated financial position or results of operations for the year ended December 31, 2008.

 (ii)           Inventories – Section 3031

Section 3031, Inventories, provides more guidance on the measurement and disclosure requirements for inventories. Specifically, the new pronouncement requires inventories to be measured at the lower of cost or net realizable value, and provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. The new standard has had no impact on the consolidated financial position or results of operations for the year ended December 31, 2008.

(iii)           Financial instruments – Sections 3862 and 3863

Section 3862, Financial Instruments – Disclosures and Section 3863 Financial Instruments – Presentation replace Section 3861 Financial Instruments – Disclosure and Presentation. These new sections revise and enhance disclosure requirements while leaving presentation requirements unchanged. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The new standards have had no impact on the consolidated financial position or results of operations for the year ended December 31, 2008. Refer to the additional sensitivity disclosure in Note 10 of the audited consolidated financial statements for the year ended December 31, 2008.

 (iv)           Business Combinations

In January 2009, the CICA issued Section 1582, Business Combinations, Section 1601, Consolidations, and Section 1602, Non-controlling Interest. These new standards are harmonized with International Financial Reporting Standards (“IFRS”). Section 1582 specifies a number of changes, including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value, and a requirement to recognize acquisition-related costs as expenses. Section 1601 establishes the standards for preparing consolidated financial statements. Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity. The new standards will become effective in 2011 but early adoption is permitted. The Company is evaluating the attributes of early adoption of this standard and its potential effects if events or transactions occurred that this standard applies to.

(v)           Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. The new pronouncement establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This Section is effective in the first quarter of 2009, and the Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.

(vi)           Convergence with International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Company’s reporting no later than in the first quarter of 2011, with restatement of comparative information presented. The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency activities, certain contractual arrangements, capital requirements and compensation arrangements. The Company is currently evaluating the future impact of IFRS on its financial statements and will continue to invest in training and additional resources to ensure a timely conversion.

RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GAAP

The Company’s differences between Canadian and United States Generally Accepted Accounting Principles are set out in Note 16 of the audited Consolidated Annual Financial Statements for the year ended December 31, 2008.

CORPORATE GOVERNANCE

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to Multilateral Instrument 52-109 is recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company.  The consolidated Company operates in both Canada and Mexico and work is ongoing to improve and modernize these controls and to ensure that they remain consistently applied in both jurisdictions.  The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s disclosure control procedures as of December 31, 2007 and December 31, 2008 and quarterly during 2008 through inquiry, review, and testing, as well as by drawing upon their own relevant experience.  The Company retained an independent third party specialist in 2008 to assist in the assessment of its disclosure control procedures.  The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure control procedures are effective.

The Company also maintains a system of internal controls over financial reporting, as defined by Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with Canadian GAAP.  The Company retained an independent third party specialist in 2006, 2007 and 2008 to assist in the assessment of its internal control procedures.  The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of independent non-executive directors. The audit committee meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation. From time to time the board may also form special sub-committees, which must investigate and report to the Board on specific topics.

The Chief Executive Officer and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s normal control over financial reporting as of December 31, 2008 and have concluded that the Company’s internal control over financial reporting is effective.  There have been no changes in internal control over financial reporting during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Subsequent Information

Subsequent events are described elsewhere in relation to relevant sections of this document.